Yesterday's Traditions

Tomorrow's Vision




RECD S.E.C.
APR 4 2005
1086

FIRST KEYSTONE CORPORATION

2004 Annual Report

FIRST KEYSTONE CORPORATION

CONTENTS

THE CORPORATION

First Keystone Corporation is a bank holding company incorporated under the Pennsylvania Business Corporation Laws. Its assets consist primarily of the assets of its wholly-owned subsidiary, The First National Bank of Berwick.

The First National Bank of Berwick serves Columbia, Montour, and Luzerne Counties. The Bank engages in general banking business and also provides fiduciary services.

ANNUAL MEETING

The Annual Meeting of shareholders will be held on Tuesday, April 19, 2005, at 10:00 a.m. The location will be at the Main Office of The First National Bank of Berwick, located at 111 West Front Street, Berwick, Pennsylvania.

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share)	2004	2003	2002	2001	2000
SUMMARY OF OPERATIONS					
Interest income	$ 25,036	$ 25,063	$ 25,862	$ 26,836	$ 25,650
Interest expense	10,006	10,200	11,342	14,465	13,995
Net interest income	15,030	14,863	14,520	12,371	11,655
Provision for loan losses	1,750	500	550	610	425
Investment securities gains (losses)	1,080	299	29	278	113
Net income	6,787	7,317	6,587	5,433	5,208
PER COMMON SHARE					
Net income	$ 1.55	$ 1.66	$ 1.48	$ 1.22	$ 1.43
Cash dividends	.73	.65	.57	.51	.49
BALANCE SHEET DATA					
Assets	$497,615	$481,840	$439,526	$393,472	$360,342
Investment securities	239,053	231,272	215,755	184,107	156,438
Net loans	229,972	225,549	198,343	195,302	187,969
Deposits	357,956	343,020	330,745	294,681	271,473
Stockholders' equity	53,312	51,351	49,096	39,696	36,658
PERFORMANCE RATIOS					
Return on average assets	1.37%	1.57%	1.59%	1.41%	1.52%
Return on average equity	12.76%	14.27%	14.93%	13.85%	16.55%
Dividend payout ratio	47.41%	39.41%	38.33%	42.24%	41.90%
Average equity to average assets ratio	10.76%	11.00%	10.66%	10.16%	9.20%


Net Income
In Thousands
$5,208
$5,433
$6,587
$7,317
$6,787
2000
2001
2002
2003
2004


Total Assets
In Millions
$360
$393
$440
$482
$498
2000
2001
2002
2003
2004


Stockholders' Equity
In Millions
$37
$40
$49
$51
$53
2000
2001
2002
2003
2004

Board of Directors



Seated: Robert E. Bull, Chairman

Standing Left to Right: John Arndt, Budd L. Beyer, J. Gerald Bazewicz, President



Left to Right: Don E. Bower, John L. Coates, Secretary, Dudley P. Cooley



Seated: Robert J. Wise, Vice Chairman

Standing Left to Right: Jerome F. Fabian, Frederick E. Crispin, Jr.

To Our Shareholders

First Keystone Corporation reported earnings of $6,787,000 for the year ended December 31, 2004, as compared to $7,317,000 for 2003. Earnings per share were $1.55 in 2004 as compared to $1.66 in 2003. Per share amounts have been adjusted to reflect a 3 for 2 stock split in the form of a 50% stock dividend paid May 11, 2004. Profitability ratio's continue to compare favorably against peers with return on assets of 1.37% and return on equity of 12.76% for the year ended December 31, 2004.

Cash dividends paid to shareholders was increased in the fourth quarter of 2004, bringing cash dividends paid in 2004 to $.73. This represents a 12.3% increase over the $.65 in cash dividends paid in 2003.

Net income declined in 2004 primarily because of a $1,750,000 provision for loan losses as compared to a $500,000 provision for loan losses in 2003. The substantial increase reflects increased charge-offs and non-performing loans during 2004, along with our desire to maintain an allowance for loan losses at a level which management considers its best estimate of possible losses in the loan portfolio. The increased provision for loan losses was partially offset by additional non-interest, or fee income, and an increase in security gains. Fee income, not including security gains, increased to 19% of total revenue in 2004, as compared to 16.7% in 2003. Security gains were realized in 2004 from both the sale of some investment securities and also the sale of bank equity securities.

Balance sheet growth continued in 2004, with total assets of $497,615,000 as of December 31, 2004, as compared to $481,840,000 at year-end 2003, an increase of 3.3%. Deposits were $357,956,000 at year-end 2004, compared to $343,020,000 at year-end 2003, an increase of 4.4%. Loans, net of unearned income were $233,800,000 at year-end 2004, compared to $229,073,000 at year-end 2003, an increase of 2.1%. Shareholders' equity at year-end 2004 was $53,312,000, resulting in a book value of $12.14 as of December 31, 2004. Our financial condition remains strong as evidenced by a total risk-based capital ratio of 17.68% and a leverage capital ratio of 9.61% at year-end 2004. These key ratio's are well above that which federal regulators require for a financial institution to be "well capitalized". Additional details and related financial information may be found in the Management's Discussion and Analysis section of this Annual Report.

As I pointed out last year in our Annual Report, we offer a full range of non-deposit investment products and trust services through our full service trust and wealth management department. Market values of assets under management by our trust department increased to $139,912,000 at year-end 2004, as compared to $136,788,000 in 2003. Both the number of relationships managed with the trust department and the fee income generated in 2004 increased. Remember, you can schedule a free, no obligation appointment with our trust department.

This past year in 2004, our subsidiary, The First National Bank of Berwick, celebrated its 140th year of continuous service to our market place. Our year long celebration included a January 2004 opening of a new full service office at 1519 Bloom Road, Danville, Pennsylvania, and a May 2004 opening of our new Scott Township Office at 2301 Columbia Boulevard, Bloomsburg, Pennsylvania. To date, we have been very encouraged and pleased with the performance of our two newest offices.

The somewhat uncertain interest rate environment in both 2003 and early 2004, has given way to a steady string of small interest rate hikes as the Fed has increased short-term interest rates by 25 basis points a number of times. Surely, in 2005 we can expect interest rates to continue to increase. New York Prime, which was 4% in June 2004 may be at 6% or higher by year-end 2005. Just as operating in a very low interest rate environment had its challenges, the increase in interest rates will not automatically widen spreads. Improving net interest margin in a flat yield curve environment, as everyone expects 2005 to be, will be difficult. However, we feel that by increasing non-interest income, controlling non-interest expenses, and reducing our non-performing loans, we can have another successful year in 2005.

In conclusion, the solid year we experienced in 2004 gives me confidence that 2005 will be even more rewarding for First Keystone. I believe First Keystone is well positioned for continued fine performance in future years as an independent, community bank financial services provider. We thank and recognize our employees, officers, and Board of Directors for their outstanding efforts. We also thank you, our shareholders and customers, for your continued support and confidence.



J. Gerald Bazewicz, *President*

FIRST KEYSTONE CORPORATION

DIRECTORS*

John Arndt
Owner, Arndt Insurance Agency

J. Gerald Bazewicz
President and Chief Executive Officer of the Corporation and the Bank

Budd L. Beyer
Retired

Don E. Bower
President, Don E. Bower, Inc.

Robert E. Bull
Chairman of the Corporation and the Bank
Retired; Attorney, Bull, Bull & Knecht, LLP

John L. Coates
Secretary of the Corporation and the Bank
President, Tri-County Hardware, Inc.

Dudley P. Cooley
Financial Consultant;
Former Controller, Wise Foods, Borden, Inc.

Frederick E. Crispin, Jr.
Retired; Former Business and Financial Consultant, F. E. Crispin and Associates

Jerome F. Fabian
Owner/President, Tile Distributors of America, Inc.

Robert J. Wise
Vice Chairman of the Corporation and the Bank
Retired

**Also Directors of The First National Bank of Berwick*

OFFICERS

Robert E. Bull
Chairman

Robert J. Wise
Vice Chairman

J. Gerald Bazewicz
President and Chief Executive Officer

David R. Saracino
Treasurer and Assistant Secretary

John L. Coates
Secretary

THE FIRST NATIONAL BANK OF BERWICK

OFFICERS

Robert E. Bull
Chairman of the Board

Robert J. Wise
Vice Chairman of the Board

J. Gerald Bazewicz
President and Chief Executive Officer
since January 1987
with the Bank since February 1973
34 years in banking

David R. Saracino
Vice President, Cashier and
Assistant Secretary
since January 1987
with the Bank since February 1972
32 years in banking

Leslie W. Bodle
Vice President and Trust Officer
since October 1985
with the Bank since October 1985
39 years in banking

Timothy K. Kishbach
Vice President and Senior Loan Officer
since October 2001
with the Bank since September 1989
17 years in banking

Barbara J. Robbins
Assistant Vice President and
Data/Deposit Operations Manager
since April 1990
with the Bank since June 1970
34 years in banking

Linda K. Yerges
Assistant Vice President and Human
Resources Manager
since April 1993
with the Bank since January 1973
31 years in banking

Gabriel D. Alessi
Assistant Vice President and Mortgage Officer
since May 1995
with the Bank since May 1995
31 years in banking

Leona Luongo
Assistant Vice President and
Wilkes-Barre Area Sales Manager
since August 1998
with the Bank since August 1998
38 years in banking

Evelyn M. Bower
Assistant Vice President and
Loan Review Officer
since April 1999
with the Bank since March 1978
28 years in banking

Carmie A. Cleaver
Assistant Vice President and Sales Division
Manager/ Branch Administrator
since February 2002
with the Bank since May 1972
32 years in banking

Diane C. A. Rosler
Assistant Vice President and Accounting
Manager
since April 1994
with the Bank since July 1990
14 years in banking

Douglas E. Klinger
Assistant Vice President and Commercial Loan
Officer
since April 1995
with the Bank since August 1993
11 years in banking

Kevin L. Miller
Assistant Vice President and EDP Manager
since April 2003
with the Bank since November 1982
22 years in banking

Todd Serafin
Assistant Vice President and Commercial
Loan Officer
since February 2003
with the Bank since February 2003
18 years in banking

OFFICERS (continued)

Robert A. Young
Assistant Vice President and Credit Administration Manager
since February 2004
with the Bank since February 2004
19 years in banking

Marlene L. Eckrote
Trust Officer
since April 2001
with Bank since September 1972
32 years in banking

James Szewc
Investment Trust Officer
since August 1998
with Bank since August 1998
6 years in banking

Richard L. Holloway
Assistant Cashier and Community Office Manager, Salem Office
since April 1994
with Bank since September 1983
21 years in banking

Tina M. Gray
Assistant Cashier and Community Office Manager, Freas Avenue Office
since April 1995
with Bank since June 1984
30 years in banking

Lee Hess
Assistant Cashier and Security Officer
since April 1996
with Bank since December 1991
13 years in banking

Sherri A. Sitler
Assistant Cashier and Deposit Processing Supervisor
since April 1997
with Bank since September 1980
24 years in banking

Jodi L. Alley
Assistant Cashier and Loan Processing Supervisor
since April 1997
with Bank since February 1991
23 years in banking

Moira Dalton
Trust Business Development Officer
since April 1999
with Bank since August 1997
11 years in banking

Tammy Dietterick
Assistant Cashier and Community Office Manager, Nescopeck Office
since April 2000
with Bank since July 1985
20 years in banking

Frank Crayton
Assistant Cashier and Community Office Manager, Mifflinville Office
since April 2000
with Bank since December 1986
18 years in banking

Donna Keefer
Assistant Cashier and Training/Bank Secrecy Officer
since April 2002
with Bank since June 1978
26 years in banking

Brenda L. Grasley
Assistant Cashier and Customer Service Officer
since April 2003
with Bank since June 1981
23 years in banking

Charlotte M. Bishop
Assistant Cashier and Community Office Manager, Briar Creek Office
since April 2003
with Bank since September 1998
6 years in banking

Fran Seward
Assistant Cashier and Community Office Manager, Scottown Office
since April 2004
with Bank since November 1990
15 years in banking

John L. Coates
Secretary

Berwick

❶ Main Office
111 West Front Street
Berwick, PA 18603
(570) 752-3671

❷ 400 Fowler Avenue
Berwick, PA 18603
(570) 759-2628

❸ 701 Freas Avenue
Berwick, PA 18603
(570) 752-1244

❹ Giant Market
50 Briar Creek Plaza
Berwick, PA 18603
(570) 802-0541

Nescopeck

❺ 437 West Third Street
Nescopeck, PA 18635
(570) 759-2767

Mifflinville

❻ Third and Race Streets
Mifflinville, PA 18631
(570) 752-5750

Bloomsburg

❼ Central Road and Route 11
Bloomsburg, PA 17815
(570) 784-0354

Danville

❽ 1519 Bloom Road
Danville, PA 17821
(570) 275-8000

Wilkes-Barre

❾ 1540 Sans Souci Highway
Wilkes-Barre, PA 18706
(570) 825-7352

Kingston

❿ 179 South Wyoming Avenue
Kingston, PA 18704
(570) 718-1110

Toll Free: 1-888-759-2266
www.firstnationalberwick.com


Kingston
Plymouth
Nanticoke
West Nanticoke
Pikes Creek
Huntsville
Silkworth
Sweet Valley
Pritchard
Bloomingdale
Red Rock
Divide
Coles Creek
Fairmount Springs
Benton
Cambra
Harveyville
Huntington Mills
Hunlock Creek
Glen Lyon
Wanamie
Alden
Nuangola
New Columbus
Shickshinny
Mocanaqua
Jonestown
Stillwater
Rohrsburg
Forks
Sereno
Iola
Millville
Evers Grove
Exchange
White Hall
Washingtonville
MONTOUR
COLUMBIA
East Berwick
Beach Haven
Wapwallopen
Hobbie
Dorrance
Orangeville
Lightstreet
Buckhorn
Bloomsburg
Espy
Almedia
Lime Ridge
Hetlerville
Berwick
Nescopeck
Danville
Riverside
Rupert
Catawissa
Mainville
Shumans
Mooresburg
Northumberland
Snydertown
Stonington
Elysburg
Slabtown
Numidia
Mill grove
1
2
3
4
5
6
7
8
9
10

COMMON STOCK LISTING

First Keystone Corporation common stock is traded on the Over The Counter (OTC) Bulletin Board under the symbol "FKYS".

DIRECT DEPOSIT

Shareholders may have their cash dividends deposited directly into the account of their choice at any banking institution, with no charge. Additional information and enrollment materials for direct deposit can be obtained by calling 570-752-3671, extension 175 (locally), or 1-888-759-2266.

DIVIDEND REINVESTMENT

The Plan, open to residents of Pennsylvania, provides the opportunity to have dividends automatically reinvested into First Keystone Corporation stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. For information regarding the Plan, contact the Plan Administrator by writing to:

The First National Bank of Berwick
Attention: Plan Administrator
111 West Front Street
P.O. Box 289
Berwick, Pennsylvania 18603
570-752-3671, extension 175

SHAREHOLDER ASSISTANCE

To change or transfer registration of your stock, report a lost certificate, or other related inquires, please contact our transfer agent by writing to:

The First National Bank of Berwick
Attention: Shareholder Services
111 West Front Street
P.O. Box 289
Berwick, Pennsylvania 18603
570-752-3671, extension 175

INTERNET

Information regarding First Keystone Corporation and its principal subsidiary, The First National Bank of Berwick, is available on the Internet at www.firstkeystonecorporation.com. Our email address is fnb@fnbbwk.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

[ ] TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file Number: 2-88927

FIRST KEYSTONE CORPORATION
(Exact name of registrant as specified in its Charter)

Pennsylvania	23-2249083
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
111 West Front Street, Berwick, Pennsylvania	18603
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (570) 752-3671

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $2.00 per share

Indicate by check mark whether the Registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rul 12b-2 of the Exchange Act).
Yes [X] No [ ]

The aggregate market value of the voting stock held by non-affiliates on the Registrant based on the closing price as of March 8, 2005, was approximately $79,345,260.

The number of shares outstanding of the issuer's Common Stock, as of March 8, 2005, was 4,392,846 shares of Common Stock, par value $2.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's 2005 definitive Proxy Statement are incorporated by reference in Part III of this Report.

FIRST KEYSTONE CORPORATION
FORM 10-K

Table of Contents

FIRST KEYSTONE CORPORATION
FORM 10-K

PART I

Forward Looking Statements

The management of First Keystone Corporation (Corporation), has made forward-looking statements in this annual report on Form 10-K. These forward-looking statements may be subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Corporation and its subsidiary, The First National Bank of Berwick (Bank). When words such as "believes," "expects," "anticipates" or similar expressions occur in this annual report, management is making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this annual report, could affect the future financial results of the Corporation and its subsidiary, both individually and collectively, and could cause those results to differ materially from those expressed in the forward-looking statements contained in this annual report on Form 10-K. These factors include the following:

- operating, legal and regulatory risks;
- economic, political and competitive forces affecting our banking, securities, asset management and credit services businesses; and
- the risk that our analyses of these risks and forces could be incorrect and or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that are filed periodically with the Securities and Exchange Commission (SEC).

ITEM 1. BUSINESS

First Keystone Corporation is a Pennsylvania business corporation, and a bank holding company, registered with and supervised by the Board of Governors of the Federal Reserve System. The Corporation was incorporated on July 6, 1983, and commenced operations on July 2, 1984, upon consummation of the acquisition of all of the outstanding stock of The First National Bank of Berwick. The Corporation has one wholly-owned subsidiary, the Bank, which has a commercial banking operation and trust department as its major lines of business. Since commencing operations, the Corporation's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank. Greater than 98% of the company's revenue and profit came from the commercial banking department for the years ended December 31, 2004, 2003, and 2002, and was the only reportable segment. At December 31, 2004, the Corporation had total consolidated assets, deposits and stockholders' equity of approximately $497.6 million, $358.0 million and $53.3 million, respectively.

The Bank was organized in 1864. The Bank is a national banking association that is a member of the Federal Reserve System. Its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent of the law regulated by The Office of the Comptroller of the Currency (OCC). The Bank, has ten branch locations (five branches within Columbia County, four branches within Luzerne County, and one branch in Montour County, Pennsylvania), and is a full service commercial bank providing a wide range of services to individuals and small to medium sized businesses in its Northeastern and Central Pennsylvania market area. The Bank's commercial banking activities include accepting time, demand, and savings deposits and making secured and unsecured commercial, real estate and consumer loans. Additionally, the Bank also provides personal and corporate trust and agency services to individuals, corporations, and others, including trust investment accounts, investment advisory services, mutual funds, estate planning, and management of pension and profit sharing plans.

Supervision and Regulation

The Corporation is subject to the jurisdiction of the SEC and of state securities laws for matters relating to the offering and sale of its securities. The Corporation is currently subject to the SEC's rules and regulations relating to company's whose shares are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation is also subject to the provisions of the Bank Holding Company Act of 1956, as amended , and to supervision by the Federal Reserve Board. The Bank Holding Company Act requires the Corporation to secure the prior approval of the Federal Reserve Board before it owns or controls, directly or indirectly, more than 5% of the voting shares of substantially all of the assets of any institution, including another bank.

The Bank Holding Company Act also prohibits acquisition of control of a bank holding company, such as the Corporation, without prior notice to the Federal Reserve Board. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a bank holding company or to vote 25% (or 10%, if no other person or persons acting on concert, holds a greater percentage of the Common Stock) or more of the Corporation's Common Stock.

The Corporation is required to file an annual report with the Federal Reserve Board and any additional information that the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of the Corporation and any or all of its subsidiaries.

The Bank is subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the FDIC. Bank operations are also subject to regulations of the OCC, the Federal Reserve Board and the FDIC.

The primary supervisory authority of the Bank is the OCC, which regulates and examines the Bank. The OCC has the authority under the Financial Institutions Supervisory Act to prevent a national bank from engaging in an unsafe or unsound practice in conducting its business.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, and the activities of a bank with respect to mergers and consolidations and the establishment of branches.

As a subsidiary of a bank holding company, the Bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries and on taking such stock or securities as collateral for loans. The Federal Reserve Act and Federal Reserve Board regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Under the Federal Deposit Insurance Act , the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be an unsafe or unsound banking practice or would otherwise be in violation of the law.

Permitted Non-Banking Activities

The Federal Reserve Board permits bank holding companies to engage in non-banking activities so closely related to banking, managing or controlling banks as to be a proper incident thereto. The Corporation does not at this time engage in any of these non-banking activities, nor does the Corporation have any current plans to engage in any other permissible activities in the foreseeable future.

Legislation and Regulatory Changes

From time to time, various types of federal and state legislation have been proposed that could result in additional regulations of, and restrictions on, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on the Corporation and the Bank. Certain changes of potential significance to the Corporation which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

Federal Deposit Insurance Corporation Improvement Act of 1991

The FDICIA established five different levels of capitalization of financial institutions, with "prompt corrective actions" and significant operational restrictions imposed of institutions that are capital deficient under the categories. The five categories are:

- well capitalized
- adequately capitalized
- undercapitalized
- significantly undercapitalized, and
- critically undercapitalized.

To be considered well capitalized, an institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An institution falls within the adequately capitalized category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. In addition, the appropriate federal regulatory agency may downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound condition, or is engaged in an unsafe or unsound practice. Institutions are required under FDICIA to closely monitor their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. On December 31, 2004, the Corporation and the Bank exceeded the minimum capital levels of the well capitalized category.

Regulatory oversight of an institution becomes more stringent with each lower capital category, with certain "prompt corrective actions" imposed depending on the level of capital deficiency.

Other Provisions of FDICIA

Each depository institution must submit audited financial statements to its primary regulator and the FDIC, which reports are made publicly available. In addition, the audit committee of each depository institution must consist of outside directors and the audit committee at "large institutions" (as defined by FDIC regulation) must include members with banking or financial management expertise. The audit committee at "large institutions" must also have access to independent outside counsel. In addition, an institution must notify the FDIC and the institution's primary regulator of any change in the institutions independent auditor, and annual management letters must be provided to the FDIC and the depository institution's primary regulator. The regulations define a "large institution" as one with over $500 million in assets, which does not include the Bank. Also, under the rule, an institution's independent auditor must examine the institution's internal controls over financial reporting and perform agreed-upon procedures to test compliance with laws and regulations concerning safety and soundness.

Under FDICIA, each federal banking agency must prescribe certain safety and soundness standards for depository institutions and their holding companies. Three types of standards must be prescribed:

- asset quality and earnings
- operational and managerial, and
- compensation

Such standards would include a ratio of classified assets to capital, minimum earnings, and, to the extent feasible, a minimum ratio of market value to book value for publicly traded securities of such institutions and holding companies. Operational and managerial standards must relate to:

- internal controls, information systems and internal audit systems
- loan documentation
- credit underwriting
- interest rate exposure
- asset growth, and
- compensation, fees and benefits

FDICIA also sets forth Truth in Savings disclosure and advertising requirements applicable to all depository institutions.

Real Estate Lending Standards. Pursuant to the FDICIA, the OCC and other federal banking agencies adopted real estate lending guidelines which would set loan-to-value ratios for different types of real estate loans. A LTV ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. If the institution does not hold a first lien position, the total loan amount would be combined with the amount of all senior liens when calculating the ratio. In addition to establishing the LTV ratios, the guidelines require all real estate loans to be based upon proper loan documentation and a recent appraisal of the property.

Regulatory Capital Requirements

The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse agreements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

The following table presents the Corporation's capital ratios at December 31, 2004:

	(In Thousands)
Tier I Capital	$ 48,212
Tier II Capital	4,290
Total Capital	52,502
Adjusted Total Average Assets	501,677
Total Adjusted Risk-Weighted Assets[1]	297,048
Tier I Risk-Based Capital Ratio[2]	16.23%
Required Tier I Risk-Based Capital Ratio	4.00%
Excess Tier I Risk-Based Capital Ratio	12.23%
Total Risk-Based Capital Ratio[3]	17.68%
Required Total Risk-Based Capital Ratio	8.00%
Excess Total Risk-Based Capital Ratio	9.68%
Tier I Leverage Ratio[4]	9.61%
Required Tier I Leverage Ratio	4.00%
Excess Tier I Leverage Ratio	5.61%

[1]Includes off-balance sheet items at credit-equivalent values less intangible assets.
[2]Tier I Risk-Based Capital Ratio is defined as the ratio of Tier I Capital to Total Adjusted Risk-Weighted Assets.
[3]Total Risk-Based Capital Ratio is defined as the ratio of Tier I and Tier II Capital to Total Adjusted Risk-Weighted Assets.
[4]Tier I Leverage Ratio is defined as the ratio of Tier I Capital to Adjusted Total Average Assets.

The Corporation's ability to maintain the required levels of capital is substantially dependent upon the success of Corporation's capital and business plans; the impact of future economic events on the Corporation's loan customers; and the Corporation's ability to manage its interest rate risk and investment portfolio and control its growth and other operating expenses. See also, the information under the caption "Capital Strength" appearing on page 23 of this 2004 Annual Report on Form 10-K.

Effect of Government Monetary Policies

The earnings of the Corporation are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies.

The Federal Reserve Board have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation or combat a recession. The Federal Reserve Board has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulations of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Effects of Inflation

Inflation has some impact on the Bank's operating costs. Unlike industrial companies, however, substantially all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the general levels of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Environmental Regulation

There are several federal and state statutes that regulate the obligations and liabilities of financial institutions pertaining to environmental issues. In addition to the potential for attachment of liability resulting from its own actions, a bank may be held liable, under certain circumstances, for the actions of its borrowers, or third parties, when such actions result in environmental problems on properties that collateralize loans held by the bank. Further, the liability has the potential to far exceed the original amount of the loan issued by the Bank. Currently, neither the Corporation nor the Bank is a party to any pending legal proceeding pursuant to any environmental statute, nor are the Corporation and the Bank aware of any circumstances that may give rise to liability under any such statute.

Interest Rate Risk

Federal banking agency regulations specify that the Bank's capital adequacy include an assessment of the Bank's interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization's Interest Rate Risk (IRR) management includes a measurement of Board of Directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. The First National Bank of Berwick has internal IRR models that are used to measure and monitor IRR. Additionally, the regulatory agencies have been assessing IRR on an informal basis for several years. For these reasons, the Corporation does not expect the addition of IRR evaluation to the agencies' capital guidelines to result in significant changes in capital requirements for the Bank.

The Gramm-Leach-Bliley Act of 2000

On November 12, 2000, President Clinton signed into law the Gramm-Leach-Bliley Act of 2000, which is also known as the Financial Services Modernization Act. The act repeals some Depression-era banking laws and will permit banks, insurance companies and securities firms to engage in each others' businesses after complying with certain conditions and regulations. The act grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, our company has no plans to pursue these additional possibilities.

Our Corporation does not believe that the Financial Services Modernization Act will have an immediate positive or negative material effect on our operations. However, the act may have the result of increasing the amount of competition that our Corporation faces from larger financial service companies, many of whom have substantially more financial resources than our Corporation, which may now offer banking services in addition to insurance and brokerage services.

The Sarbanes-Oxley Act

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Act was in response to public concerns regarding corporate accountability in connection with recent high visibility accounting scandals. The stated goals of the Sarbanes-Oxley Act are:

- to increase corporate responsibility;
- to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies; and
- to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act generally applies to all companies, both U.S. and non-U.S., that file periodic reports with the SEC under the Securities Exchange Act of 1934. The legislation includes provisions, among other things:

- governing the services that can be provided by a public company's independent auditors and the procedures for approving such services;
- requiring the chief executive officer and chief financial officer to certify certain matters relating to the company's periodic filings under the Exchange Act;
- requiring expedited filings of reports by insiders of their securities transactions and containing other provisions relating to insider conflicts of interest;

- increasing disclosure requirements relating to critical financial accounting policies and their application;
- increasing penalties for securities law violations; and
- creating a new public accounting oversight board, a regulatory body subject to SEC jurisdiction with broad powers to set auditing, quality control and ethics standards for accounting firms.

The American Jobs Creation Act of 2004

In 2004, the American Jobs Creation Act was enacted as the first major corporation tax act in years. The act addresses a number of areas of corporate taxation including executive deferred compensation restrictions. The impact of the act on the Corporation is unknown at this time, but management is monitoring its developments.

History and Business - Bank

The Bank's legal headquarters are located at 111 West Front Street, Berwick, Pennsylvania.

As of December 31, 2004, the Bank had total assets of $497,615,000, total shareholders' equity of $53,312,000 and total deposits and other liabilities of $444,303,000.

The Bank engages in a full-service commercial banking business, including accepting time and demand deposits, and making secured and unsecured commercial and consumer loans. The Bank's business is not seasonal in nature. Its deposits are insured by the FDIC to the extent provided by law. The Bank has no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board. Substantially all of the loans in the Bank's portfolio have been originated by the Bank. Policies adopted by the Board of Directors are the basis by which the Bank conducts its lending activities.

At December 31, 2004, the Bank had 117 full-time employees and 32 part-time employees. In the opinion of management, the Bank enjoys a satisfactory relationship with its employees. The Bank is not a party to any collective bargaining agreement.

Competition - Bank

The Bank competes actively with other area commercial banks and savings and loan associations, many of which are larger than the Bank, as well as with major regional banking and financial institutions. The Bank's major competitors in Columbia and Luzerne counties are:

- First Columbia Bank & Trust Co. of Bloomsburg
- PNC Bank, N.A.
- Columbia County Farmers National Bank of Bloomsburg
- M & T Bank
- FNB Bank, NA
- First Federal Bank

In the county of Montour, credit unions are our major competitors along with M & T Bank, FNB Bank, NA and Sovereign Bank. The Bank is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

Concentration

The Corporation and the Bank are not dependent for deposits nor exposed by loan concentrations to a single customer or to a small group of customers the loss of any one or more of whom would have a materially adverse effect on the financial condition of the Corporation or the Bank.

Available Information

The Corporation's common stock is registered under Section 12(b) of the Securities Exchange Act of 1934. The Corporation is subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information filed with the SEC are available for inspection and copying at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Corporation is an electronic filer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's internet site address is www.sec.gov.

A copy of the Corporation's Annual Report on Form 10-K may be obtained without charge from our website at www.firstkeystonecorporation.com or via email at fnb@fnbbwk.com. Information may also be obtained via written request to Investor Relations at First Keystone Corporation, Attention: J. Gerald Bazewicz, 111 West Front Street, Berwick, Pennsylvania 18603.

ITEM 2. DESCRIPTION OF PROPERTIES

The Corporation owns no property other than through the Bank. These are:

Location	Type of Ownership	Square Footage	Use
Columbia County, PA			
111 W. Front Street, Berwick	Owned	12,500	Administrative office, banking and trust services.
117-119 W. Front Street, Berwick	Owned	.1413 Acres	No building, held for expansion.
105 Market Street (second floor)	Leased Annual Rental $36,780	4,000	Computer/ accounting department.
2nd & Market Streets, Berwick	Owned	1.45 Acres	No buildings, Present use, parking.
701 Freas Avenue, Berwick	Owned	3,744	Banking services.
Giant Market 50 Briar Creek Plaza	Leased Annual Rental $33,419	500	Banking services.
2301 Columbia Boulevard, Bloomsburg	Owned	7,000	Banking services.
Third & Race Streets, Mifflinville	Owned	2,500	Banking services.

Location	Type of Ownership	Square Footage	Use
Luzerne County, PA			

Salem Township 400 Fowler Avenue, Berwick	Owned	3,700	Banking services.
West Third Street, Nescopeck	Leased Annual Rental $15,600	2,300	Banking services.
1540 Sans Souci Highway Wilkes-Barre	Owned	4,000	Banking services.
179 South Wyoming Avenue Kingston	Leased Annual Rental $51,000	3,000	Banking services.
Montour County, PA			
1519 Bloom Road Danville	Owned	6,480	Banking services.

It is Management's opinion that the facilities currently utilized are suitable and adequate for the Corporation's current and immediate future purposes.

ITEM 3. LEGAL PROCEEDINGS

The Corporation and/or the Bank are defendants in various legal proceedings arising in the ordinary course of their business. However, in the opinion of management of the Corporation and the Bank, there are no proceedings pending to which the Corporation and the Bank is a party or to which their property is subject, which, if determined adversely to the Corporation and the Bank, would be material in relation to the Corporation's and Bank's individual profits or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Corporation and the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation and the Bank by government authorities or others.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders through the solicitation of proxies or otherwise.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's Common Stock is traded in the over-the-counter market on the OTC Bulletin Board under the symbol "FKYS". The following table sets forth:

- The quarterly high and low prices for a share of the Corporation's Common Stock during the periods indicated as reported to the management of the Corporation and
- Quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 2003.

The following table reflects the high and low closing sale prices reported for First Keystone Corporation's common stock, and the cash dividends declared on First Keystone Corporation's common stock, for the periods indicated, after giving retroactive effect to a 3 for 2 stock split in the form of a 50% stock dividend paid on May 11, 2004.

MARKET VALUE OF COMMON STOCK

	High	Low	Per Share Dividend
2004:			
First quarter	**$25.50**	**$24.00**	**$.17**
Second quarter	**$25.50**	**$24.25**	**$.18**
Third quarter	**$24.50**	**$22.75**	**$.18**
Fourth quarter	**$23.25**	**$21.90**	**$.20**
2003:			
First quarter	$20.77	$17.17	$.16
Second quarter	$21.67	$19.50	$.16
Third quarter	$22.67	$21.33	$.16
Fourth quarter	$24.33	$22.50	$.17

As of December 31, 2004, the Corporation had approximately 628 shareholders of record.

The Corporation has paid dividends since commencement of business in 1984. It is the present intention of the Corporation's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of the Corporation considers dividend policy. Cash available for dividend distributions to shareholders of the Corporation must initially come from dividends paid by the Bank to the Corporation. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Corporation.

Transfer Agent:

The First National Bank of Berwick (570) 752-3671
111 West Front Street
Berwick, PA 18603

The following brokerage firms make a market in First Keystone Corporation common stock:

Legg Mason Wood Walker Inc.	(800) 888-6673
Janney Montgomery Scott LLC	(800) 526-6397
Ryan, Beck and Company	(800) 223-6807
Boenning & Scattergood, Inc.	(800) 842-8928
Ferris Baker Watts, Inc.	(800) 638-7411

Dividend Restrictions on the Bank

The OCC rules govern the payment of dividends by national banks. Consequently, the Bank, which is subject to these rules, may not pay dividends from capital (unimpaired common and preferred stock outstanding) but only from retained earnings after deducting losses and bad debts therefrom. To the extent that (1) the Bank has capital surplus in an amount in excess of common capital and (2) the Bank can prove that such surplus resulted from prior period earnings, the Bank, upon approval of the OCC, may transfer earned surplus to retained earnings and thereby increase its dividend capacity.

The Bank may not pay any dividends on its capital stock during a period in which it may be in default in the payment of its assessment for a deposit insurance premium due to the FDIC, nor may it pay dividends on Common Stock until any cumulative dividends on the Bank's preferred stock (if any) have been paid in full. The Bank has never been in default in the payments of its assessments to the FDIC; and the Bank has no outstanding preferred stock. In addition, under the Federal Deposit Insurance Act (912 U.S.C. Section 1818), dividends cannot be declared and paid if the OCC obtains a cease and desist order because, in the opinion of the OCC, such payment would constitute an unsafe and unsound banking practice. As of December 31, 2004, there was $3,041,000 in unrestricted retained earnings and net income available at the Bank that could be paid as a dividend to the Corporation under the current OCC regulations.

Dividend Restrictions on the Corporation

Under the Pennsylvania Business Corporation Law of 1988, as amended, the Corporation may not pay a dividend if, after giving effect thereto, either:

- The Corporation would be unable to pay its debts as they become due in the usual course of business or;
- The Corporation's total assets would be less than its total liabilities.

The determination of total assets and liabilities may be based upon:

- Financial statements prepared on the basis of generally accepted accounting principles,
- Financial statements that are prepared on the basis of other accounting practices and principles that are reasonable under the circumstances, or;
- A fair valuation or other method that is reasonable under the circumstances.

ITEM 6. SELECTED FINANCIAL DATA

(Amounts in thousands, except per share)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
SELECTED FINANCIAL DATA:					
Total Assets	**$ 497,615**	$ 481,840	$ 439,526	$ 393,472	$ 360,342
Total Investment securities	**239,053**	231,272	215,755	184,107	156,438
Net loans	**229,972**	225,549	198,343	195,302	187,969
Total Deposits	**357,956**	343,020	330,745	294,681	271,473
Stockholders' equity	**53,312**	51,351	49,096	39,696	36,658
SELECTED OPERATING DATA:					
Interest income	**$ 25,036**	$ 25,063	$ 25,862	$ 26,836	$ 25,650
Interest expense	**10,006**	10,200	11,342	14,465	13,995
Net interest income	**$ 15,030**	$ 14,863	$ 14,520	$ 12,371	$ 11,655
Provision for loan losses	**1,750**	500	550	610	425
Net interest income after provision for loan and lease losses	**$ 13,280**	$ 14,363	$ 13,970	$ 11,761	$ 11,230
Other income	**4,596**	3,275	2,285	2,346	1,875
Other expense	**9,426**	8,371	7,811	7,180	6,787
Income before income taxes	**$ 8,450**	$ 9,267	$ 8,444	$ 6,927	$ 6,318
Income tax expense	**1,663**	1,950	1,857	1,494	1,110
Net income	**$ 6,787**	$ 7,317	$ 6,587	$ 5,433	$ 5,208
PER COMMON SHARE DATA:					
Net income	**$ 1.55**	$ 1.66	$ 1.48	$ 1.22	$ 1.43
Cash dividends	**.73**	.65	.57	.51	.49
PERFORMANCE RATIOS:					
Return on average assets	**1.37%**	1.57%	1.59%	1.41%	1.52%
Return on average equity	**12.76%**	14.27%	14.93%	13.85%	16.55%
Dividend payout ratio	**47.41%**	39.41%	38.33%	42.24%	41.90%
Average equity to average assets ratio	**10.76%**	11.00%	10.66%	10.16%	9.20%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of Management's Discussion and Analysis of First Keystone Corporation, a bank holding company (the Corporation), and its wholly owned subsidiary, The First National Bank of Berwick (the Bank), is to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data contained herein.

This annual report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995), which reflect management's beliefs and expectations based on information currently available. These forward-looking statements are inherently subject to significant risks and uncertainties, including changes in general economic and financial market conditions, the Corporation's ability to effectively carry out its business plans and changes in regulatory or legislative requirements. Other factors that could cause or contribute to such differences are changes in competitive conditions. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

RESULTS OF OPERATIONS

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

Net income increased to $6,787,000 for the year ended December 31, 2004, as compared to $7,317,000 for the prior year, a decrease of 7.2%. Earnings per share, both basic and diluted, for 2004 were $1.55 and $1.54, respectively, as compared to $1.66 and $1.65 in 2003. Cash dividends per share increased to $.73 in 2004 from $.65 in 2003, an increase of 12.3%.

The Corporation's return on average assets was 1.37% in 2004 as compared to 1.57% in 2003. Return on average equity decreased to 12.76% in 2004 from 14.27% in 2003. Even though there was an increase in interest rates in 2004, the continued relatively low interest rate environment resulted in a small overall decrease of interest income to $25,036,000 down 0.1% from 2003. Likewise, there was the accompanying decrease in the cost of funds which resulted in interest expense of $10,006,000 in 2004, a decrease of 1.9% from 2003.

Net interest income, as indicated below in Table 1, increased by $167,000 or 1.1% to $15,030,000 for the year ended December 31, 2004. The Corporation's net interest income on a fully taxable equivalent basis increased $238,000, or 1.5% to $16,565,000 in 2004 as compared to an increase of $452,000, or 2.8% to $16,327,000 in 2003.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

Net income increased to $7,317,000 for the year ended December 31, 2003, as compared to $6,587,000 in 2002. Earnings per share, both basic and diluted, for 2003 were $1.66 and $1.65, respectively, as compared to $1.48 in 2002. The Corporation's return on average assets and return on average equity was 1.57% and 14.27%, respectively in 2003, as compared to 1.59% and 14.93%, respectively in 2002.

Net interest income increased by $343,000 or 2.4% to $14,863,000 for the year ended 2003. The Corporation's net interest income on a fully taxable equivalent basis increased 2.8% in 2003 or $452,000 to $16,327,000 as indicated in Table 1 as compared to $15,875,000 for the year ended 2002.

Table 1 — Net Interest Income

(Amounts in thousands)

		2004/2003 Increase/(Decrease)			2003/2002 Increase/(Decrease)		
	2004	**Amount**	**%**	**2003**	Amount	%	2002
Interest Income	**$25,036**	**$ (27)**	**(.1)**	**$25,063**	$ (799)	(3.1)	$25,862
Interest Expense	**10,006**	**(194)**	**(1.9)**	**10,200**	(1,142)	(10.1)	11,342
Net Interest Income	**15,030**	**167**	**1.1**	**14,863**	343	2.4	14,520
Tax Equivalent Adjustment	**1,535**	**71**	**4.8**	**1,464**	109	8.0	1,355
Net Interest Income (fully tax equivalent)	**$16,565**	**$238**	**1.5**	**$16,327**	$ 452	2.8	$15,875

Table 2 — Distribution of Assets, Liabilities and Stockholders' Equity

	2004			2003			2002		
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest Earning Assets:									
Loans:									
Commercial[1]	$ 32,658	$ 2,251	6.89%	$ 30,194	$ 1,839	6.09%	$ 28,280	$ 1,795	6.35%
Real Estate[1]	172,314	10,720	6.22%	158,468	10,575	6.67%	146,708	10,930	7.45%
Installment Loans, Net[1,2]	28,123	1,680	5.97%	24,169	1,964	8.13%	26,159	2,269	8.68%
Fees on Loans	0	(36)	0%	0	72	0%	0	118	0%
Total Loans (Including Fees)[3]	$ 233,095	$ 14,615	6.27%	$ 212,831	$ 14,450	6.79%	$ 201,147	$ 15,112	7.51%
Investment Securities:									
Taxable	$ 161,464	$ 7,378	4.57%	$ 167,551	$ 7,797	4.65%	$ 141,884	$ 8,213	5.79%
Tax Exempt[1]	70,928	4,519	6.37%	61,188	4,249	6.94%	52,611	3,814	7.25%
Total Investment Securities	$ 232,392	$ 11,897	5.12%	$ 228,739	$ 12,046	5.27%	$ 194,495	$ 12,027	6.18%
Interest Bearing Deposits in Banks	4,152	51	1.23%	3,105	32	1.03%	5,194	78	1.51%
Federal Funds Sold	328	8	2.37%	0	0	0%	0	0	0%
Total Interest-Earning Assets	$ 469,967	$ 26,571	5.65%	$ 444,675	$ 26,528	5.97%	$ 400,836	$ 27,217	6.79%
Non-Interest Earning Assets:									
Cash and Due From Banks	$ 6,561			$ 6,614			$ 6,620		
Allowance for Loan Losses	(3,744)			(3,309)			(3,061)		
Premises and Equipment	5,453			3,683			3,365		
Foreclosed Assets Held for Sale	0			0			26		
Other Assets	16,268			14,751			6,260		
Total Non-Interest Earning Assets	24,538			21,739			13,210		
Total Assets	$ 494,505			$ 466,414			$ 414,046		
Interest-Bearing Liabilities:									
Savings, NOW Accounts, and Money Markets	$ 142,385	$ 1,335	.94%	$ 133,138	$ 1,455	1.09%	$ 123,269	$ 1,845	1.50%
Time Deposits	186,534	5,573	2.99%	183,358	6,015	3.28%	161,262	6,272	3.89%
Short-Term Borrowings	2,736	41	1.50%	4,421	53	1.19%	1,379	25	1.82%
Long-Term Borrowings	64,144	2,932	4.57%	53,272	2,588	4.86%	46,930	3,078	6.56%
Securities Sold U/A to Repurchase	7,357	125	1.70%	6,016	90	1.50%	6,357	122	1.91%
Total Interest-Bearing Liabilities	$ 403,156	$ 10,006	2.48%	$ 380,205	$ 10,201	2.68%	$ 339,197	$ 11,342	3.34%
Non-Interest Bearing Liabilities:									
Demand Deposits	$ 34,000			$ 30,103			$ 27,401		
Other Liabilities	4,144			4,817			3,318		
Stockholders' Equity	53,205			51,289			44,130		
Total Liabilities/Stockholders' Equity	$ 494,505			$ 466,414			$ 414,046		
Net Interest Income Tax Equivalent		$ 16,565			$ 16,327			$ 15,875	
Net Interest Spread			3.17%			3.28%			3.45%
Net Interest Margin			3.52%			3.67%			3.96%

[1]Tax-exempt income has been adjusted to a tax equivalent basis using an incremental rate of 34%, and statutory interest expense disallowance.
[2]Installment loans are stated net of unearned interest.
[3]Average loan balances include non-accrual loans. Interest income on non-accrual loans is not included.

NET INTEREST INCOME

The major source of operating income for the Corporation is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, including deposits and other borrowings. The amount of interest income is dependent upon both the volume of earning assets and the level of interest rates. In addition, the volume of non-performing loans affects interest income. The amount of interest expense varies with the amount of funds needed to support earning assets, interest rates paid on deposits and borrowed funds, and finally, the level of interest free deposits.

Table 2 on the preceding pages provides a summary of average outstanding balances of earning assets and interest bearing liabilities with the associated interest income and interest expense as well as average tax equivalent rates earned and paid as of year-end 2004, 2003, and 2002.

The yield on earning assets was 5.65% in 2004, 5.97% in 2003, and 6.79% in 2002. The rate paid on interest bearing liabilities was 2.48% in 2004, 2.68% in 2003, and 3.34% in 2002. This resulted in a decrease in our net interest spread to 3.17% in 2004, as compared to 3.28% in 2003 and 3.45% in 2002. As Table 2 illustrates, our net interest margin also declined in 2004.

The net interest margin, which is interest income less interest expenses divided by average earnings assets, was 3.52% in 2004 as compared to 3.67% in 2003 and 3.96% in 2002. The net interest margins are presented on a tax-equivalent basis. The decrease in net interest margin in both 2004 and 2003 was due primarily to the interest rate on earning assets decreasing more than the interest rate on liabilities.

In an effort to maintain or try to increase our net interest margin, we look to higher earning asset yields in 2005. However, it is apparent that margin expansion will be limited by the flattening of the yield curve.

Table 3 sets forth changes in interest income and interest expense for the periods indicated for each category of interest earning assets and interest bearing liabilities. Information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by prior rate); (ii) changes in rate (changes in average rate multiplied by prior average volume); and, (iii) changes in rate and volume (changes in average volume multiplied by change in average rate).

Table 3 — Changes in Income and Expense, 2004 and 2003

(Amounts in thousands)	2004 COMPARED TO 2003			2003 COMPARED TO 2002		
	VOLUME	RATE	**NET**	VOLUME	RATE	NET
Interest Income:						
Loans, Net	**$ 1,376**	$ (1,211)	**$ 165**	$ 878	$ (1,539)	$ (661)
Taxable Investment Securities	**(283)**	(136)	**(419)**	1,486	(1,901)	(415)
Tax-Exempt Investment Securities	**676**	(405)	**271**	622	(188)	434
Other Short-Term Investments	**14**	13	**27**	(32)	(15)	(47)
Total Interest Income	**$ 1,783**	$ (1,739)	**$ 44**	$ 2,954	$ (3,643)	$ (689)
Interest Expense:						
Savings, Now, and Money Markets	**$ 101**	$ (220)	**$ (119)**	$ 148	$ (538)	$ (390)
Time Deposits	**104**	(546)	**(442)**	859	(1,116)	(257)
Short-Term Borrowings	**(20)**	8	**(12)**	55	(28)	27
Long-Term Borrowings	**528**	(184)	**344**	416	(906)	(490)
Securities Sold U/A to Repurchase	**20**	15	**35**	(6)	(25)	(31)
Total Interest Expense	**$ 733**	$ (927)	**$ (194)**	$ 1,472	$ (2,613)	$ (1,141)
Net Interest Income	**$ 1,050**	$ (812)	**$ 238**	$ 1,482	$ (1,030)	$ 452

The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Balance on non-accrual loans are included for computational purposes. Interest income on non-accrual loans is not included.

Interest income exempt from federal tax was $3,260,000 in 2004, $3,091,000 in 2003, and $2,928,000 in 2002. Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

In 2004, the increase in net interest income of $238,000 resulted from a change in volume of $1,050,000 and a decrease of

$812,000 due to changes in rate. In 2003, there was an increase in net interest income of $452,000 resulted from a change in volume of $1,482,000 and a decrease of $1,030,000 due to changes in rate.

PROVISION FOR LOAN LOSSES

For the year ended December 31, 2004, the provision for loan losses was $1,750,000 as compared to $500,000 as of December 31, 2003. The Corporation's provision for loan losses for the year ended December 31, 2002, was $550,000. The provision in 2004, increased primarily because of the additional net charge-offs and an increase in non-accrual loans. Net charge-offs by the Corporation for the fiscal year end December 31, 2004, 2003, and 2002, were $1,446,000, $150,000, and $298,000, respectively.

The allowance for loan losses as a percentage of loans, net of unearned interest, was 1.64% as of December 31, 2004, 1.54% as of December 31, 2003, and 1.58% as of December 31, 2002.

On a quarterly basis, the Corporation's Board of Directors and management performs a detailed analysis of the adequacy of the allowance for loan losses. This analysis includes an evaluation of credit risk concentration, delinquency trends, past loss experience, current economic conditions, composition of the loan portfolio, classified loans and other relevant factors.

The Corporation will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions warrant. Although the Corporation believes that the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio, there can be no assurance that future losses will not exceed the estimated amounts or that additional provisions will not be required in the future.

The Bank is subject to periodic regulatory examination by the Office of the Comptroller of the Currency (OCC). As part of the examination, the OCC will assess the adequacy of the bank's allowance for loan losses and may include factors not considered by the Bank. In the event that an OCC examination results in a conclusion that the Bank's allowance for loan losses is not adequate, the Bank may be required to increase its provision for loan losses.

NON-INTEREST INCOME

Non-interest income is derived primarily from trust department revenue, service charges and fees, income on bank owned life insurance, other miscellaneous revenue and the gain on the sale of mortgage loans. In addition, investment securities gains or losses also impact total non-interest income.

For the year ended December 31, 2004, non-interest income increased $1,321,000, or 40.3% as compared to an increase of $990,000, or 43.3% for the year ended December 31, 2003. Table 4 provides the major categories of non-interest income and each respective change comparing the past three years.

Excluding investment securities gains, non-interest income in 2004 increased $540,000, or 18.1%. This compares to an increase of $720,000, or 31.9% in 2003 before investment securities gains. Income from the trust department, which consists of fees generated from individual and corporate accounts, increased in 2004 by $39,000 after decreasing by $24,000 in 2003. Decreased income from the trust department in 2003 was due primarily to the decline in market value of accounts.

Service charges and fees, consisting primarily of service charges on deposit accounts, was the largest source of non-interest income in 2004 and 2003. Service charges and fees increased by $525,000, or 30.5% in 2004 compared to an increase of $351,000, or 25.6% in 2003. The increases in 2004 and 2003 resulted primarily from increasing revenue from NSF charges generated from a courtesy overdraft program.

Income on Bank Owned Life Insurance (BOLI) decreased $39,000 to $446,000 in 2004 as compared to an increase of $383,000 to $485,000 in 2003. In October 2002 the Bank purchased $10 million of Bank Owned Life Insurance. The income from BOLI represents the increase in the cash surrender value of BOLI and is intended to partially cover the costs of the Bank's employee benefit plan, including group life, disability, and health insurance.

The gain on sale of mortgages provided $221,000 in 2004 as compared to $234,000 in 2003. The slight decrease in gains on sale of mortgages was largely a function of the decreased volume of mortgages sold in the secondary market during the past year. Since the Corporation continues to service the mortgages which are sold, this provides a source for additional non-interest income on an ongoing basis.

Other income amounted to $75,000 for 2004, an increase of $28,000 or 59.6% over the $47,000 reported in 2003.

Table 4 — Non-Interest Income

(Amounts in thousands)		2004/2003			2003/2002		
		Increase/(Decrease)			Increase/(Decrease)		
	2004	Amount	%	2003	Amount	%	2002
Trust Department	$ 525	$ 39	8.0	$ 486	$ (24)	(4.7)	$ 510
Service Charges and Fees	2,249	525	30.5	1,724	351	25.6	1,373
Income on Bank Owned Life Insurance	446	(39)	(8.0)	485	383	375.5	102
Gain on Sale of Mortgages	221	(13)	(5.6)	234	6	2.6	228
Other	75	28	59.6	47	4	9.3	43
Subtotal	$3,516	$ 540	18.1	$2,976	$720	31.9	$2,256
Investment Securities Gains	1,080	781	261.2	299	270	931.0	29
Total	$4,596	$1,321	40.3	$3,275	$990	43.3	$2,285

NON-INTEREST EXPENSE

Non-interest expense consists of salaries and benefits, occupancy, furniture and equipment, and other miscellaneous expenses. Table 5 provides the yearly non-interest expense by category, along with the amount, dollar changes, and percentage of change.

Total non-interest expense increased by $1,055,000, or 12.6% in 2004 compared to an increase of $560,000, or 7.2% in 2003. Expenses associated with employees (salaries and employee benefits) continue to be the largest non-interest expenditure. Salaries and employee benefits amounted to 51.8% of total non-interest expense in 2004 and 53.1% in 2003. Salaries and employee benefits increased $436,000, or 9.8% in 2004 and $224,000, or 5.3% in 2003. The increases in both years were due to an increase in the profit sharing contribution, plus normal salary adjustments and increased benefit costs. The number of full time equivalent employees was 130 as of December 31, 2004, and 129 as of December 31, 2003.

Net occupancy expense increased $89,000, or 15.7% in 2004 as compared to an increase of $81,000, or 16.7% in 2003. Furniture and equipment expense increased $139,000, or 21.6% in 2004 compared to an increase of $27,000, or 4.4% in 2003. The increase in occupancy and furniture and equipment expense in 2004 relates primarily to increased expenses at our new Danville Office and our new Scott Township Office. Other operating expenses increased $391,000, or 14.4% in 2004 as compared to an increase of $228,000, or 9.2% in 2003. Increases in professional fees, postage, supplies, insurance, marketing, advertising, and state shares tax account for much of the increase in other operating expenses in both 2004 and 2003.

The overall level of non-interest expense remains low, relative to our peers. In fact, our total non-interest expense was less than 2% of average assets in both 2004 and 2003. Non-interest expense as a percentage of average assets under 2% places us among the leaders in our peer financial institution categories in controlling non-interest expense.

Table 5 — Non-Interest Expense

(Amounts in thousands)		2004/2003 Increase/(Decrease)			2003/2002 Increase/(Decrease)		
	2004	Amount	%	2003	Amount	%	2002
Salaries and Employee Benefits	**$4,882**	**$ 436**	**9.8**	**$4,446**	$224	5.3	$4,222
Occupancy, Net	**656**	**89**	**15.7**	**567**	81	16.7	486
Furniture and Equipment	**782**	**139**	**21.6**	**643**	27	4.4	616
Other and State Shares Tax	**3,106**	**391**	**14.4**	**2,715**	228	9.2	2,487
Total	**$9,426**	**$1,055**	**12.6**	**$8,371**	$560	7.2	$7,811

INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2004, was $1,663,000 as compared to $1,950,000 and $1,857,000 for the years ended December 31, 2003, and December 31, 2002, respectively. In 2004, our income tax expense decreased because income before taxes decreased $817,000 to $8,450,000 from $9,267,000 in 2003. In 2003, our income before taxes increased $823,000 as compared to 2002. The corporation looks to maximize its tax-exempt interest derived from both tax-free loans and tax-free municipal investments without triggering alternative minimum tax. The effective income tax rate was 19.7% in 2004, 21.0% in 2003, and 22.0% in 2002. The limited availability of tax-free municipal investments at attractive interest rates may result in a higher effective tax rate in future years.

FINANCIAL CONDITION

GENERAL

Total assets increased to $497,615,000, at year-end 2004, an increase of 3.3% over year-end 2003. As of December 31, 2004, total deposits amounted to $357,956,000, an increase of 4.4% over 2003. Assets as of December 31, 2003, were $481,840,000, an increase of 9.6% over 2002, while total deposits as of year-end 2003 amounted to $343,020,000, an increase of 3.7% from 2002.

In 2004, the increase in assets primarily reflects the deployment of deposits into loans and investment securities. The Corporation continues to maintain and manage its asset growth. Our strong equity capital position provides us an opportunity to further leverage our asset growth. Borrowings increased in 2004 by $7,733,000 after increasing in 2003 by $19,872,000. Increased borrowings in 2004 were used primarily to fund investment securities purchases, while increased borrowings in 2003 funded principally loan growth. Core deposits, which include demand deposits and interest bearing demand deposits (NOWs), money market accounts, savings accounts, and time deposits of individuals continues to be our most significant source of funds. In 2004 and 2003, several successful sales campaigns attracted new customers and generated growth in retail certificates of deposit (time deposits of individuals) as well as savings and money market accounts.

EARNING ASSETS

Earning assets are defined as those assets that produce interest income. By maintaining a healthy asset utilization rate, i.e., the volume of earning assets as a percentage of total assets, the Corporation maximizes income. The earning asset ratio (average interest earning assets divided by average total assets) equaled 95.0% for 2004, compared to 95.3% for 2003, and 96.8% for 2002. This indicates that the management of earning assets is a priority and non-earning assets, primarily cash and due from banks, fixed assets and other assets, are maintained at minimal levels. The primary earning assets are loans and investment securities.

LOANS

Total loans, net of unearned income, increased to $233,800,000 as of December 31, 2004, as compared to a balance of $229,073,000 as of December 31, 2003. Table 6 provides data relating to the composition of the Corporation's loan portfolio on the dates indicated. Total loans, net of unearned income increased $4,727,000, or 2.1% in 2004 compared to an increase of $27,556,000, or 13.7% in 2003. In 2004, loan growth was limited as our outstanding balances on residential mortgage and consumer loans declined. This contrasts the low interest rate environment prevalent during 2003 which resulted in a substantial increase in residential mortgage loans, commercial loans secured by real estate and other commercial loans.

The loan portfolio is well diversified and increases in the portfolio in 2004 were only in commercial loans secured by real estate. In 2003, the increase in loans was diversified primarily in commercial real estate, commercial loans, and residential mortgage loans. Outstanding balances on tax exempt loans and consumer loans declined in both 2004 and 2003. The Corporation continues to originate and sell certain long-term fixed rate residential mortgage loans which conform to secondary market requirements. The Corporation derives ongoing income from the servicing of mortgages sold in the secondary market.

The Corporation continues to internally underwrites each of its loans to comply with prescribed policies and approval levels established by its Board of Directors.

Table 6 — Loans Outstanding, Net of Unearned Income

(Amounts in thousands)	December 31,				
	2004	2003	2002	2001	2000
Commercial, financial and agricultural:					
Commercial secured by real estate	$ **86,734**	$ 73,433	$ 65,352	$ 61,135	$ 53,608
Commercial - other	**33,470**	33,890	23,639	24,062	22,674
Tax exempt	**3,629**	3,930	4,393	7,958	3,798
Real estate (primarily residential mortgage loans)	**92,408**	96,422	85,145	79,483	84,330
Consumer loans	**20,824**	25,626	28,640	32,075	32,845
Total Gross Loans	$ **237,065**	$ 233,301	$207,169	$204,713	$197,255
Less: Unearned income and unamortized loan fees net of costs	**3,265**	4,228	5,652	6,489	6,583
Total Loans, net of unearned income	$ **233,800**	$ 229,073	$ 201,517	$198,224	$190,672

INVESTMENT SECURITIES

The Corporation uses investment securities to not only generate interest and dividend revenue, but also to help manage interest rate risk and to provide liquidity to meet operating cash needs.

The investment portfolio has been allocated between securities available for sale and securities held to maturity. No investment securities were established in a trading account. Available for sale securities increased to $235,692,000 in 2004, a 4.3% increase over 2003. At December 31, 2004, the net unrealized gain, net of the tax effect, on these securities was $3,767,000 and is included in stockholders' equity as accumulated other comprehensive gain. At December 31, 2003, accumulated other comprehensive income, net of tax effect, amounted to $5,489,000. In 2004, held-to-maturity securities declined $1,868,000, or a 35.7% decrease from 2003 after declining $703,000, or a 11.9% decrease in 2003. Table 7 provides data on the carrying value of our investment portfolio on the dates indicated. The vast majority of investment security purchases are allocated as available-for-sale. This provides the Corporation with increased flexibility should there be a need or desire to liquidate an investment security.

The investment portfolio includes U.S. Government Corporations and Agencies, corporate obligations, mortgage backed securities, state and municipal securities, and other debt securities. In addition, the investment portfolio includes restricted equity securities consisting primarily of common stock investments in the Federal Reserve Bank and the Federal Home Loan Bank. Marketable equity securities consists of common stock investments in other commercial banks and bank holding companies.

Securities available-for-sale may be sold as part of the overall asset and liability management process. Realized gains and losses are reflected in the results of operations on our statements of income. The investment portfolio does not contain any structured notes, step-up bonds, or any off-balance sheet derivatives.

During 2004, interest bearing deposits in other banks increased to $36,000 from $28,000 in 2003. Balances in interest bearing deposits in other banks were kept relatively low as funds were invested in marketable securities to maximize income while still addressing liquidity needs.

Table 7 — Carrying Value of Investment Securities

(Amounts in thousands)

	December 31,					
	2004		2003		2002	
	Available for Sale	**Held to Maturity**	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
U. S. Government Corporations and Agencies	**$111,636**	**$ 638**	$100,486	$3,153	$ 77,806	$4,272
State and Municipal	**86,593**	**2,723**	78,711	2,076	84,809	1,660
Corporate	**29,302**	**0**	36,025	0	38,446	0
Marketable Equity Securities	**2,695**	**0**	5,654	0	5,310	0
Restricted Equity Securities	**5,466**	**0**	5,167	0	3,452	0
Total Investment Securities	**$235,692**	**$ 3,361**	$226,043	$ 5,229	$209,823	$ 5,932

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses constitutes the amount available to absorb losses within the loan portfolio. As of December 31, 2004, the allowance for loan losses was $3,828,000 as compared to $3,524,000 and $3,174,000 as of December 31, 2003 and 2002, respectively. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The risk characteristics of the loan portfolio are managed through the various control processes, including credit evaluations of individual borrowers, periodic reviews, and diversification by industry. Risk is further mitigated through the application of lending procedures such as the holding of adequate collateral and the establishment of contractual guarantees.

Management performs a quarterly analysis to determine the adequacy of the allowance for loan losses. The methodology in determining adequacy incorporates specific and general allocations together with a risk/loss analysis on various segments of the portfolio according to an internal loan review process. This assessment results in an allocated allowance. Management maintains its loan review and loan classification standards consistent with those of its regulatory supervisory authority.

Management feels based upon its methodology, that the allowance for loan losses is adequate to cover foreseeable future losses. Table 8 contains an analysis of our Allowance for Loan Losses indicating charge-offs and recoveries by the year and annual additional provisions charged to operations. In 2004, net charge-offs as a percentage of average loans were .62% compared to .07% in 2003 and .15% in 2002. Net charge-offs amounted to $1,446,000 in 2004 as compared to $150,000 and $298,000 in 2003 and 2002, respectively. The increased net charge-offs in 2004 resulted primarily from part of one large commercial loan relationship, which was deemed impaired and placed on non-accrual, being charged-off. The balance of the relationship is on non-accrual and included in Table 10 — Non-Performing Assets.

Table 8 — Analysis of Allowance for Loan Losses

(Amounts in thousands)	Years Ended December 31,				
	2004	2003	2002	2001	2000
Balance at beginning of period	**$ 3,524**	$ 3,174	$ 2,922	$ 2,702	$ 2,600
Charge-offs:					
Commercial, financial, and agricultural	**1,209**	43	66	109	79
Real estate - mortgage	**132**	22	140	111	44
Installment loans to individuals	**143**	133	196	238	226
	1,484	198	402	458	349
Recoveries:					
Commercial, financial, and agricultural	**0**	1	0	21	0
Real estate - mortgage	**18**	1	77	3	10
Installment loans to individuals	**20**	46	27	44	16
	38	48	104	68	26
Net charge-offs	**1,446**	150	298	390	323
Additions charged to operations	**1,750**	500	550	610	425
Balance at end of period	**$ 3,828**	$ 3,524	$ 3,174	$ 2,922	$ 2,702
Ratio of net charge-offs during the period to average loans outstanding during the period	**.62%**	.07%	.15%	.20%	.17%
Allowance for loan losses to average loans outstanding during the period	**1.64%**	1.66%	1.58%	1.50%	1.44%

It is the policy of management and the Corporation's Board of Directors to provide for losses on both identified and unidentified losses inherent in its loan portfolio. A provision for loan losses is charged to operations based upon an evaluation of the potential losses in the loan portfolio. This evaluation takes into account such factors as portfolio concentrations, delinquency, trends, trends of non-accrual and classified loans, economic conditions, and other relevant factors.

The loan review process which is conducted quarterly, is an integral part of our evaluation of the loan portfolio. A detailed quarterly analysis to determine the adequacy of the Corporation's allowance for loan losses is reviewed by our Board of Directors.

With our manageable level of net charge-offs and the additions to the reserve from our provision out of operations, the allowance for loan losses as a percentage of average loans amounted to 1.64% to 2004, 1.66% in 2003, and 1.58% in 2002.

Table 9 sets forth the allocation of the Bank's allowance for loan losses by loan category and the percentage of loans in each category to total loans receivable at the dates indicated. The portion of the allowance for loan losses allocated to each loan category does not represent the total available for future losses that may occur within the loan category, since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

Table 9 — Allocation of Allowance for Loan Losses

(Amounts in thousands)	December 31,									
	2004	**%***	2003	%*	2002	%*	2001	%*	2000	%*
Commercial, financial, and agricultural	**$ 858**	**14.3**	$ 775	15.4	$ 488	12.4	$ 605	14.9	$ 316	10.7
Real estate - mortgage	**2,594**	**77.1**	2,106	72.6	1,812	75.0	1,826	71.2	1,606	71.1
Consumer and other loans	**308**	**8.6**	378	12.0	357	12.6	458	13.9	557	18.2
Unallocated	**68**	**N/A**	265	N/A	517	N/A	33	N/A	223	N/A
	$3,828	**100.0**	$3,524	100.0	$3,174	100.0	$2,922	100.0	$2,702	100.0

*Percentage of loans in each category to total loans.

NON-PERFORMING ASSETS

From the continuing economic slowdown in 2003, the Corporation experienced an increase in delinquencies and non-performing loans in 2004. Table 10 details the Corporation's non-performing assets at the dates indicated.

Non-accrual loans are generally delinquent on which principal or interest is past-due approximately 90 days or more, depending upon the type of credit and the collateral. When a loan is placed on non-accrual status, any unpaid interest is charged against income. Restructured loans are loans where the borrower has been granted a concession in the interest rate or payment amount because of financial problems. Foreclosed assets held for sale represents property acquired through foreclosure, or considered to be an in-substance foreclosure.

The total of non-performing assets increased to $3,480,000 as of December 31, 2004, as compared to $768,000 as of December 31, 2003. Non-accrual and restructured loans increased to $3,405,000 in 2004 from $735,000 in 2003. Foreclosed assets increased slightly to $6,000 in 2004 from zero in 2003. Loans past-due 90 days or more and still accruing also increased to $69,000 in 2004 from $33,000 in 2003. Our allowance for loan losses to total non-performing assets declined to 110.1% in 2004 as compared to 458.9% in 2003. With the decline in asset quality, the corporation has retained an independent outside loan review consultant to closely monitor overall loan quality.

Improving loan quality is a priority, and we actively work with borrowers to resolve credit problems. Excluding the assets disclosed in Table 10, management is not aware of any information about borrowers' possible credit problems, which cause serious doubt as to their ability to comply with present loan repayment terms.

Should the economic climate no longer continue to be stable or begin to deteriorate, borrowers may experience difficulty, and the level of non-performing loans and assets, charge-offs and delinquencies could rise and possibly require additional increases in our allowance for loan losses.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for possible loan and lease losses. They may require additions to allowances based upon their judgements about information available to them at the time of examination.

Interest income received on non-performing loans in 2004 and 2003 was $113,000 and $38,000, respectively. Interest income, which would have been recorded on these loans under the original terms in 2004 and 2003 was $253,000 and $61,000, respectively. At December 31, 2004, the Corporation had no outstanding commitments to advance additional funds with respect to these non-performing loans.

A concentration of credit exists when the total amount of loans to borrowers, who are engaged in similar activities that are similarly impacted by economic or other conditions, exceed 10% of total loans. As of December 31, 2004, 2003 and 2002, management is of the opinion that there were no loan concentrations exceeding 10% of total loans.

Table 10 — Non-Performing Assets

(Amounts in thousands)	December 31,				
	2004	2003	2002	2001	2000
Non-accrual and restructured loans	**$3,405**	$735	$458	$1,102	$719
Foreclosed assets	**6**	0	0	75	13
Loans past-due 90 days or more and still accruing	**69**	33	0	217	10
Total non-performing assets	**$3,480**	$768	$458	$1,394	$742
Non-performing assets to period-end loans and foreclosed assets	**1.49%**	.34%	.23%	.70%	.39%
Total non-performing assets to total assets	**.70%**	.16%	.10%	.35%	.21%
Total allowance for loan losses to total non-performing assets	**110.0%**	458.9%	693.7%	209.6%	364.2%

There is a concentration of real estate mortgage loans in the loan portfolio. Real estate mortgages comprise 76.6% of the loan portfolio as of December 31, 2004, up from 74.1% in 2003. Real estate mortgages consist of both residential and commercial real estate loans. The real estate loan portfolio is well diversified in terms of borrowers, collateral, interest rates, and maturities. Also, the real estate loan portfolio has a mix of both fixed rate and adjustable rate mortgages. The real estate loans are concentrated primarily in our marketing area and are subject to risks associated with the local economy.

DEPOSITS AND OTHER BORROWED FUNDS

Consumer and commercial retail deposits are attracted primarily by First Keystone's subsidiary bank's ten full service office locations. The Bank offers a broad selection of deposit products and continually evaluates its interest rates and fees on deposit products. The Bank regularly reviews competing financial institutions interest rates along with prevailing market rates, especially when establishing interest rates on certificates of deposit.

Deposits increased by $14,936,000, or a 4.4% increase when comparing December 31, 2004, to December 31, 2003. This increase compares to a deposit increase of 3.7% in 2003 and an increase of 12.2% in 2002.

During 2004, the Corporation experienced a deposit increase in both non-interest bearing and interest bearing deposits. Non-interest bearing deposits amounted to $35,803,000 as of December 31, 2004, an increase of $5,751,000 over 2003. Interest bearing deposits amounted to $322,153,000 as of December 31, 2004, an increase of $9,185,000, or 2.9% over 2003.

During 2004, the Corporation increased its reliance on borrowings. Short-term borrowings amounted to $15,512,000 as of year-end 2004, an increase of $3,768,000 from 2003. Long-term borrowings increased $3,965,000 in 2004 to $66,910,000 as of December 31, 2004. Total borrowings were $82,422,000 as of December 31, 2004, compared to $74,689,000 on December 31, 2003. Short-term borrowings are comprised of federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and short-term borrowings from the Federal Home Loan Bank (FHLB).

Long-term borrowings are typically FHLB term borrowings with a maturity of one year or more. Some of the additional term borrowings were made to take advantage of special rates offered by the FHLB. In connection with FHLB borrowings and securities sold under agreements to repurchase, the Corporation maintains certain eligible assets as collateral.

CAPITAL STRENGTH

Normal increases in capital are generated by net income, less cash dividends paid out. Also, the net unrealized gains on investment securities available-for-sale, net of taxes, increased shareholders' equity or capital in 2004 and 2003, referred to as accumulated other comprehensive income. The total net increase in capital was $1,961,000 in 2004 after an increase of $2,255,000 in 2003. The accumulated other comprehensive income amounted to $3,767,000 in 2004 and $5,489,000 in 2003. One factor which decreased total equity capital in 2004 and 2003 relates to stock repurchase. The Corporation had 148,264 shares of common stock as of December 31, 2004, and 152,600 shares in 2003, at a cost of $4,508,000 and $4,655,000, respectively as treasury stock.

Return on equity (ROE) is computed by dividing net income by average stockholders' equity. This ratio was 12.76% for 2004, 14.27% for 2003, and 14.93% for 2002. Refer to Performance Ratios on Page 12 — Selected Financial Data for a more expanded listing of the ROE.

Adequate capitalization of banks and bank holding companies is required and monitored by regulatory authorities. Table 11 reflects risk-based capital ratios and the leverage ratio for our Corporation and Bank. The Corporation's leverage ratio was 9.61% at December 31, 2004, and 9.83% at December 31, 2003.

The Corporation has consistently maintained regulatory capital ratios at or above the "well capitalized" standards. For additional information on capital ratios, see Page 5 - Corporations Capital Ratios or Table 11 — Capital Ratios. The risk-based capital ratios increased somewhat in 2004 from 2003 for both the Corporation and the Bank, remaining very strong. The risk-based capital calculation assigns various levels of risk to different categories of bank assets, requiring higher levels of capital for assets with more risk. Also measured in the risk-based capital ratio is credit risk exposure associated with off-balance sheet contracts and commitments.

Table 11 — Capital Ratios

	December 31, 2004		December 31, 2003	
	Corporation	**Bank**	Corporation	Bank
Risk-Based Capital:				
Tier I risk-based capital ratio	**16.23%**	**14.55%**	14.82%	13.19%
Total risk-based capital ratio (Tier 1 and Tier 2)	**17.68%**	**15.80%**	16.11%	14.34%
Leverage Ratio:				
Tier I capital to average assets	**9.61%**	**8.62%**	9.83%	8.74%

LIQUIDITY MANAGEMENT

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Corporation, are met.

Liquidity is needed to provide the funding requirements of depositors withdrawals, loan growth, and other operational needs. Asset liquidity is provided by investment securities maturing in one year or less, other short-term investments, federal funds sold, and cash and due from banks. At year-end 2004, cash and due from banks and interest-bearing deposits in other banks totaled $6,186,000 as compared to $5,941,000 at year-end 2003. Additionally, maturing loans and repayment of loans are another source of asset liquidity.

Liability liquidity is accomplished by maintaining a core deposit base, acquired by attracting new deposits and retaining maturing deposits. Also, short-term borrowings provide funds to meet liquidity.

Management feels its current liquidity position is satisfactory given the fact that the Corporation has a very stable core deposit base which has increased annually. Secondly, our loan payments and principal paydowns on our mortgage backed securities provide a steady source of funds. Also, short-term investments and maturing investments represent additional sources of liquidity.

Finally, the Corporation's subsidiary bank does have access to funds on a short-term basis from the Federal Reserve Bank discount window. Also, Fed funds can be purchased by means of a borrowing line at the Atlantic Central Bankers Bank. The Corporation has indirect access to the capital markets through its membership in the Federal Home Loan Bank. Advances on borrowings, both short-term and long-term, are available to help address any liquidity needs.

FORWARD LOOKING STATEMENTS

The sections that follow, Market Risk and Asset/Liability Management contain certain forward looking statements. These forward looking statements involve significant risks and uncertainties, including changes in economic and financial market conditions. Although First Keystone Corporation believes that the expectations reflected in such forward looking statements are reasonable, actual results may differ materially.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. First Keystone Corporation's market risk is composed primarily of interest rate risk. The Corporation's interest rate risk results from timing differences in the repricing of assets, liabilities, off-balance sheet instruments, and changes in relationships between ratio indices and the potential exercise of explicit or embedded options.

Increases in the level of interest rates also may adversely affect the fair value of the Corporation's securities and other earning assets. Generally, the fair value of fixed-rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of the Corporation's interest-earning assets, which could adversely affect the Corporation's results of operations if sold, or, in the case of interest earning assets classified as available for sale, the Corporation's stockholders' equity, if retained. Under The Financial Accounting Standards Board (FASB) Statement 115, changes in the unrealized gains and losses, net of taxes, on securities classified as available for sale will be reflected in the Corporation's stockholders' equity. The Corporation does not own any trading assets.

Asset/Liability Management

The principal objective of asset liability management is to manage the sensitivity of the net interest margin to potential movements in interest rates and to enhance profitability through returns from managed levels of interest rate risk. The Corporation actively manages the interest rate sensitivity of its assets and liabilities. Table 12 presents an interest sensitivity analysis of assets and liabilities as of December 31, 2004. Several techniques are used for measuring interest rate sensitivity. Interest rate risk arises from the mismatches in the repricing of assets and liabilities within a given time period, referred to as a rate sensitivity gap. If more assets than liabilities mature or reprice within the time frame, the Corporation is asset sensitive. This position would contribute positively to net interest income in a rising rate environment. Conversely, if more liabilities mature or reprice, the Corporation is liability sensitive. This position would contribute positively to net interest income in a falling rate environment.

Limitations of interest rate sensitivity gap analysis as illustrated in Table 12 include: a) assets and liabilities which contractually reprice within the same period may not, in fact, reprice at the same time or to the same extent; b) changes in market interest rates do not affect all assets and liabilities to the same extent or at the same time, and c) interest rate sensitivity gaps reflect the Corporation's position on a single day (December 31, 2004 in the case of the following schedule) while the Corporation continually adjusts its interest sensitivity throughout the year. The Corporation's cumulative gap at one year is 7.0% of total assets. At one year, the Corporation is liability sensitive with the ratio of interest rate sensitive assets to interest rate sensitive liabilities at .74.

Table 12 — Interest Rate Sensitivity Analysis

(Amounts in thousands)

	December 31, 2004				
	One Year	1 - 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Assets	$ 99,475	$ 194,429	$ 188,662	$ 15,049	$ 497,615
Liabilities/Stockholders Equity	134,266	166,454	112,195	84,700	497,615
Interest Rate Sensitivity Gap	(34,791)	27,975	76,467		
Cumulative Gap	(34,791)	(6,816)	69,651		

Earnings at Risk

The Bank's Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the Corporation's Board of Directors. The Corporation recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond interest rate sensitivity gap. Although the Corporation continues to measure its interest rate sensitivity gap, the Corporation utilizes additional modeling for interest rate risk in the overall balance sheet. Earnings at risk and economic values at risk are analyzed.

Earnings simulation modeling addresses earnings at risk and net present value estimation addresses economic value at risk. While each of these interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Corporation.

Earnings Simulation Modeling

The Corporation's net income is affected by changes in the level of interest rates. Net income is also subject to changes in the shape of the yield curve. For example, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funds rates, while a steepening would result in increased earnings as investment margins widen.

Earnings simulation modeling is the primary mechanism used in assessing the impact of changes in interest rates on net interest income. The model reflects management's assumptions related to asset yields and rates paid on liabilities, deposit sensitivity, size and composition of the balance sheet. The assumptions are based on what management believes at that time to be the most likely interest rate environment. Earnings at risk is the change in net interest income from a base case scenario under an increase and decrease of 200 basis points in the interest rate earnings simulation model.

Table 13 presents an analysis of the changes in net-interest income and net present value of the balance sheet resulting from an increase or decrease of two percentage points (200 basis points) in the level of interest rates. The calculated estimates of change in net interest income and net present value of the balance sheet are compared to current limits approved by ALCO and the Board of Directors. The earnings simulation model projects net-interest income would increase by approximately .6% if rates fell by two percentage points over one year. The model projects a decrease of approximately 6.5% in net-interest income if rates rise by two percentage points over one year. Both of these forecasts are within the one year policy guidelines.

Net Present Value Estimation

The net present value measures economic value at risk and is used for helping to determine levels of risk at a point in time present in the balance sheet that might not be taken into account in the earnings simulation model. The net present value of the balance sheet is defined as the discounted present value of asset cash flows minus the discounted present value of liability cash flows. At year-end, a 200 basis point immediate decrease in rates is estimated to increase net present value by .4%. Additionally, net present value is projected to decrease by 18.8% if rates increase immediately by 200 basis points, both within policy guidelines. If management is concerned market interest rates may begin to rise in 2005, it can take steps to reduce liability sensitivity by attracting long-term deposits and reducing short-term borrowings.

The computation of the effects of hypothetical interest rate changes are based on many assumptions. They should not be relied upon solely as being indicative of actual results, since the computations do not contemplate actions management could undertake in response to changes in interest rates.

Table 13 — Effect of Change in Interest Rates

	Projected Change
Effect on Net Interest Income	
1-year Net Income simulation Projection	
–200 bp Shock vs Stable Rate	.6%
+200 bp Shock vs Stable Rate	(6.5%)
Effect on Net Present Value of Balance Sheet	
Static Net Present Value Change	
–200 bp Shock vs Stable Rate	.4%
+200 bp Shock vs Stable Rate	(18.8%)

MARKET PRICE/DIVIDEND HISTORY

As of December 31, 2004, the corporation had 4,391,309 shares of $2.00 par value common stock outstanding held by shareholders of record. First Keystone Corporation's common stock is quoted on the Over The Counter (OTC) Bulletin Board under the symbol "FKYS".

Table 14 reports the highest and lowest per share prices known to the Corporation and the dividends paid during the periods indicated. The market prices and dividend paid have been adjusted to reflect a 3 for 2 stock split in the form of a 50% stock dividend paid May 11, 2004, and a 5% stock dividend paid August 6, 2002. These prices do not necessarily reflect any dealer or retail markup, markdown or commission.

Table 14 — Market Price/Dividend History

	2004		2003		2002	
	Common Stock High/Low	**Dividends Paid**	Common Stock High/Low	Dividends Paid	Common Stock High/Low	Dividends Paid
First Quarter	**$25.50/$24.00**	**$.17**	$20.77/$17.17	$.16	$15.24/$12.38	$.133
Second Quarter	**$25.50/$24.25**	**.18**	$21.67/$19.50	.16	$14.92/$13.40	.133
Third Quarter	**$24.50/$22.75**	**.18**	$22.67/$21.33	.16	$16.00/$12.79	.14
Fourth Quarter	**$23.25/$21.90**	**.20**	$24.33/$22.50	.17	$17.50/$15.97	.16

Table 15 — Quarterly Results of Operations (Unaudited)

(Amounts in thousands, except per share)

	Three Months Ended			
2004	**March 31**	**June 30**	**September 30**	**December 31**
Interest income	**$ 6,261**	**$ 6,246**	**$ 6,333**	**$ 6,196**
Interest expense	**2,427**	**2,444**	**2,517**	**2,618**
Net interest income	**$ 3,834**	**$ 3,802**	**$ 3,816**	**$ 3,578**
Provision for loan losses	**150**	**125**	**675**	**800**
Other non-interest income	**943**	**949**	**1,313**	**1,391**
Non-interest expense	**2,255**	**2,368**	**2,266**	**2,538**
Income before income taxes	**$ 2,372**	**$ 2,258**	**$ 2,188**	**$ 1,631**
Income taxes	**516**	**470**	**398**	**278**
Net income	**$ 1,856**	**$ 1,788**	**$ 1,790**	**$ 1,353**
Per share	**$ .42**	**$ .41**	**$ .41**	**$ .31**

2003	March 31	June 30	September 30	December 31
Interest income	$ 6,257	$ 6,185	$ 6,231	$ 6,390
Interest expense	2,592	2,575	2,575	2,458
Net interest income	$ 3,665	$ 3,610	$ 3,656	$ 3,932
Provision for loan losses	150	125	75	150
Other non-interest income	745	909	844	777
Non-interest expense	2,019	2,030	2,100	2,222
Income before income taxes	$ 2,241	$ 2,364	$ 2,325	$ 2,337
Income taxes	463	507	491	489
Net income	$ 1,778	$ 1,857	$ 1,834	$ 1,848
Per share	$ .40	$ .42	$ .41	$ .42

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information with respect to quantitative and qualitative disclosures about market risk is included in the information under Management's Discussion and Analysis in Item 7 hereof.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION:

We have audited the accompanying consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Keystone Corporation and Subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the effectiveness of First Keystone Corporation and Subsidiary's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 24, 2005, expressed our unqualified opinion of management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of the internal control over financial reporting.



J. H. Williams & Co., LLP

Kingston, Pennsylvania
January 24, 2005

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share data)	December 31,	
	2004	2003
ASSETS		
Cash and due from banks	**$ 6,150**	$ 5,913
Interest-bearing deposits in other banks	**36**	28
Investment securities available-for-sale	**235,692**	226,043
Investment securities held-to-maturity (estimated fair value 2004 - $3,364; 2003 - $5,229)	**3,361**	5,229
Loans, net of unearned income	**233,800**	229,073
Allowance for loan losses	**(3,828)**	(3,524)
Net loans	**$ 229,972**	$ 225,549
Premises and equipment, net	**5,369**	4,158
Accrued interest receivable	**2,727**	2,871
Cash surrender value of bank owned life insurance	**11,033**	10,587
Goodwill	**1,224**	-
Other assets	**2,051**	1,462
TOTAL ASSETS	**$ 497,615**	$ 481,840
LIABILITIES		
Deposits:		
Non-interest bearing	**$ 35,803**	$ 30,052
Interest bearing	**322,153**	312,968
Total Deposits	**357,956**	343,020
Short-term borrowings	**15,512**	11,744
Long-term borrowings	**66,910**	62,945
Accrued interest and other expenses	**1,877**	1,664
Pre-settlement advance on acquisition of branch	**-**	8,715
Other liabilities	**2,048**	2,401
TOTAL LIABILITIES	**$ 444,303**	$ 430,489
STOCKHOLDERS' EQUITY		
Preferred stock, par value $10.00 per share; authorized and unissued 500,000 shares	**$ -**	$ -
Common stock, par value $2.00 per share; authorized 10,000,000 shares; issued 4,539,573 shares in 2004 and 3,077,207 shares in 2003	**9,079**	6,154
Surplus	**12,505**	12,535
Retained earnings	**32,469**	31,828
Accumulated other comprehensive income	**3,767**	5,489
Treasury stock, at cost, 148,264 shares in 2004 and 152,600 shares in 2003	**(4,508)**	(4,655)
TOTAL STOCKHOLDERS' EQUITY	**$ 53,312**	$ 51,351
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 497,615**	$ 481,840

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)	Year Ended December 31,		
	2004	2003	2002
INTEREST INCOME			
Interest and fees on loans	**$ 14,527**	$ 14,352	$ 14,963
Interest and dividends on investment securities:			
Taxable	**7,132**	7,513	7,892
Tax-exempt	**3,072**	2,882	2,608
Dividends	**246**	284	321
Deposits in banks	**59**	32	78
Total interest income	**$ 25,036**	$ 25,063	$ 25,862
INTEREST EXPENSE			
Deposits	**$ 6,908**	$ 7,469	$ 8,117
Short-term borrowings	**166**	143	147
Long-term borrowings	**2,932**	2,588	3,078
Total interest expense	**$ 10,006**	$ 10,200	$ 11,342
Net interest income	**$ 15,030**	$ 14,863	$ 14,520
Provision for loan losses	**1,750**	500	550
Net interest income after provision for loan losses	**$ 13,280**	$ 14,363	$ 13,970
NON-INTEREST INCOME			
Trust department	**$ 525**	$ 486	$ 510
Service charges and fees	**2,249**	1,724	1,373
Bank owned life insurance income	**446**	485	102
Gain on sale of loans	**221**	234	228
Investment securities gains (losses) - net	**1,080**	299	29
Other	**75**	47	43
Total non-interest income	**$ 4,596**	$ 3,275	$ 2,285
NON-INTEREST EXPENSE			
Salaries and employee benefits	**$ 4,882**	$ 4,446	$ 4,222
Occupancy, net	**656**	567	486
Furniture and equipment	**782**	643	616
Professional services	**502**	372	290
State shares tax	**447**	407	367
Other	**2,157**	1,936	1,830
Total non-interest expense	**$ 9,426**	$ 8,371	$ 7,811
Income before income taxes	**$ 8,450**	$ 9,267	$ 8,444
Income tax expense	**1,663**	1,950	1,857
NET INCOME	**$ 6,787**	$ 7,317	$ 6,587
PER SHARE DATA			
Net income per share:*			
Basic	**$ 1.55**	$ 1.66	$ 1.48
Diluted	**$ 1.54**	$ 1.65	$ 1.48
Cash dividends per share*	**$ .73**	$ .65	$ .57

*Adjusted for 5% stock dividend declared June 25, 2002, to shareholders of record July 16, 2002, distributed August 6, 2002 and for a 3 for 2 stock split in the form of a 50% stock dividend declared April 13, 2004, to shareholders of record April 27, 2004, distributed May 11, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands)

	Common Stock	Surplus	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance At December 31, 2001	$ 5,867	$ 9,761		$ 26,450	$ 715	$ (3,097)	$ 39,696
Comprehensive Income:							
Net income			$ 6,587	6,587			6,587
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			5,829		5,829		5,829
Total comprehensive income			$12,416				
5% stock dividend	283	2,829		(3,112)			-
Dividends paid in lieu of fractional shares				(5)			(5)
Purchase of 20,181 shares of treasury stock						(504)	(503)
Issuance of 1,000 shares of treasury stock upon exercise of employee stock options		(6)				24	17
Cash dividends - $.85 per share				(2,525)			(2,525)
Balance At December 31, 2002	$ 6,150	$ 12,584		$ 27,395	$ 6,544	$ (3,577)	$ 49,096
Comprehensive Income:							
Net income			$ 7,317	7,317			7,317
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(1,055)		(1,055)		(1,055)
Total comprehensive income			$ 6,262				
Purchase of 41,987 shares of treasury stock						(1,374)	(1,374)
Issuance of 2,027 shares of common stock under dividend reinvestment	4	48					52
Issuance of 8,568 shares of treasury stock upon exercise of employee stock options		(145)				296	151
Recognition of stock option expense		48					48
Cash dividends - $.98 per share				(2,884)			(2,884)
Balance At December 31, 2003	$ 6,154	$ 12,535		$ 31,828	$ 5,489	$ (4,655)	$ 51,351
Comprehensive Income:							
Net income			$ 6,787	6,787			6,787
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(1,722)		(1,722)		(1,722)
Total comprehensive income			$ 5,065				
3 for 2 stock split in the form of a 50% stock dividend	2,925			(2,925)			
Cash paid in lieu of fractional shares				(3)			(3)
Issuance of 4,336 shares of treasury stock upon exercise of employee stock options		(78)				147	69
Recognition of stock option expense		48					48
Cash dividends - $.73 per share				(3,218)			(3,218)
Balance At December 31, 2004	**$ 9,079**	**$ 12,505**		**$ 32,469**	**$ 3,767**	**$ (4,508)**	**$ 53,312**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	Year Ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	**$ 6,787**	$ 7,317	$ 6,587
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**1,750**	500	550
Depreciation and amortization	**666**	491	446
Stock option expense	**48**	48	-
Premium amortization on investment securities	**787**	1,128	557
Discount accretion on investment securities	**(350)**	(451)	(567)
Core deposit discount accretion net of amortization	**(96)**	-	-
Deferred income tax benefit	**(154)**	(116)	(80)
Gain on sale of mortgage loans	**(221)**	(234)	(228)
Proceeds from sale of mortgage loans originated for resale	**13,543**	14,800	8,322
Originations of mortgage loans held for resale	**(6,137)**	(17,377)	(10,523)
Gain on sales of investment securities	**(1,080)**	(299)	(29)
Loss on sale of foreclosed real estate	**-**	15	5
(Increase) decrease in accrued interest receivable	**144**	198	(75)
Increase in cash surrender value of bank owned life insurance	**(446)**	(485)	(102)
Increase in other assets - net	**(560)**	(157)	(304)
Increase (decrease) in accrued interest and other expenses	**213**	16	(434)
Increase (decrease) in other liabilities - net	**-**	(214)	128
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 14,894**	$ 5,180	$ 4,253
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available-for-sale	**$ 68,654**	$ 38,223	$ 46,732
Proceeds from maturities and redemptions of investment securities available-for-sale	**30,237**	47,828	27,015
Purchases of investment securities available-for-sale	**(108,877)**	(104,588)	(96,558)
Proceeds from maturities and redemption of investment securities held-to-maturity	**252**	1,097	1,036
Proceeds from sales of investment securities held-to-maturity	**2,199**	-	-
Purchases of investment securities held-to-maturity	**(1,630)**	-	(983)
Net increase in loans	**(13,358)**	(25,023)	(1,193)
Purchases of premises and equipment	**(885)**	(1,154)	(545)
Final settlement on acquisition of branch	**(414)**	-	-
Pre-settlement advance on acquisition of branch	**-**	8,715	-
Proceeds from sale of foreclosed real estate	**-**	114	100
Purchase of bank owned life insurance policies	**-**	-	(10,000)
NET CASH (USED IN) INVESTING ACTIVITIES	**$ (23,822)**	$ (34,788)	$ (34,396)
FINANCING ACTIVITIES			
Net increase in deposits	**$ 4,592**	$ 12,275	$ 36,065
Net increase (decrease) in short-term borrowings	**3,768**	2,678	(2,499)
Proceeds from long-term borrowings	**7,500**	18,695	8,000
Repayment of long-term borrowings	**(3,535)**	(1,500)	(7,500)
Cash paid in lieu of fractional shares	**(3)**	-	(5)
Proceeds from issuance of common stock	**-**	52	-
Proceeds from sale of treasury stock	**69**	151	17
Acquisition of treasury stock	**-**	(1,374)	(504)
Cash dividends paid	**(3,218)**	(2,884)	(2,525)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**$ 9,173**	$ 28,093	$ 31,049
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 245**	$ (1,515)	$ 906
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**5,941**	7,456	6,550
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 6,186**	$ 5,941	$ 7,456

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of First Keystone Corporation and Subsidiary (the "Corporation") are in accordance with accounting principles generally accepted in the United States of America and conform to common practices within the banking industry. The more significant policies follow:

Principles of Consolidation

The consolidated financial statements include the accounts of First Keystone Corporation and its wholly-owned Subsidiary, The First National Bank of Berwick (the "Bank"). All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation, headquartered in Berwick, Pennsylvania, provides a full range of banking, trust and related services through its wholly owned Bank subsidiary and is subject to competition from other financial institutions in connection with these services. The Bank serves a customer base which includes individuals, businesses, public and institutional customers primarily located in the Northeast Region of Pennsylvania. The Bank has 10 full service offices and 14 ATMs located in Columbia, Luzerne and Montour Counties. The Corporation and its subsidiary must also adhere to certain federal banking laws and regulations and are subject to periodic examinations made by various federal agencies.

Segment Reporting

The Corporation's banking subsidiary acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services. The Bank also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and mortgage banking operations of the Corporation. Currently, management measures the performance and allocates the resources of First Keystone Corporation as a single segment.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Investment Securities

The Corporation classifies its investment securities as either "Held-to-Maturity" or "Available-for-Sale" at the time of purchase. Debt securities are classified as Held-to-Maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Investment securities Held-to-Maturity are carried at cost adjusted for amortization of premium and accretion of discount to maturity.

Debt securities not classified as Held-to-Maturity and equity securities are included in the Available-for-Sale category and are carried at fair value. The amount of any unrealized gain or loss, net of the effect of deferred income taxes, is reported as other comprehensive income (loss) in the Consolidated Statement of Stockholders' Equity. Management's decision to sell Available-for-Sale securities is based on changes in economic conditions controlling the sources and applications of funds, terms, availability of and yield of alternative investments, interest rate risk and the need for liquidity.

The cost of debt securities classified as Held-to-Maturity or Available-for-Sale is adjusted for amortization of premiums and accretion of discounts to expected maturity. Such amortization and accretion, as well as interest and dividends is included in interest income from investments. Realized gains and losses are included in net investment securities gains and losses. The cost of investment securities sold, redeemed or matured is based on the specific identification method.

Loans

Loans are stated at their outstanding unpaid principal balances, net of deferred fees or costs, unearned income and the allowance for loan losses. Interest on installment loans is recognized as income over the term of each loan, generally, by the "actuarial method". Interest on all other loans is primarily recognized based upon the principal amount outstanding on an actual day basis. Loan origination fees and certain direct loan origination costs have been deferred with the net amount amortized using the interest method over the contractual life of the related loans as an interest yield adjustment.

Mortgage loans held for resale are carried at the lower of cost or market on an aggregate basis. These loans are sold without recourse to the Corporation.

Past-Due Loans — Generally, a loan is considered to be past-due when scheduled loan payments are in arrears 15 days or more. Delinquent notices are generated automatically when a loan is 15 days past-due, depending on the type of loan. Collection efforts continue on loans past-due beyond 60 days that have not been satisfied, when it is believed that some chance exists for improvement in the status of the loan. Past-due loans are continually evaluated with the determination for charge-off being made when no reasonable chance remains that the status of the loan can be improved.

Non-Accrual Loans — Generally, a loan is classified as non-accrual and the accrual of interest on such a loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Certain non-accrual loans may continue to perform, that is, payments are still being received. Generally, the payments are applied to principal. These loans remain under constant scrutiny and if performance continues, interest income may be recorded on a cash basis based on management's judgement as to collectibility of principal.

Allowance for Loan Losses — The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

A principal factor in estimating the allowance for loan losses is the measurement of impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under current accounting standards, the allowance for loan losses related to impaired loans is based on discounted cash flows using the effective interest rate of the loan or the fair value of the collateral for certain collateral dependent loans.

The allowance for loan losses is maintained at a level estimated by management to be adequate to absorb potential loan losses. Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Derivatives

The Bank has outstanding loan commitments that relate to the origination of mortgage loans that will be held for resale. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and the guidance contained within the Derivatives Implementation Group Statement 133 Implementation Issue No. C 13, the Bank has accounted for such loan commitments as derivative instruments. The outstanding loan commitments in this category did not give rise to any losses for the years ended December 31, 2004 and 2003, as the fair market value of each outstanding loan commitment exceeded the Bank's cost basis in each outstanding loan commitment.

Premises and Equipment

Premises, improvements and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying value may not be recovered. Maintenance and minor repairs are charged to operations as incurred. The cost and accumulated depreciation of the premises and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale, and the resulting gain or loss is reflected in current operations.

Mortgage Servicing Rights

The Corporation originates and sells real estate loans to investors in the secondary mortgage market. After the sale, the Corporation may retain the right to service these loans. When originated mortgage loans are sold and servicing is retained, a servicing asset is capitalized based on relative fair value at the date of sale. Servicing assets are amortized as an offset to other fees in proportion to, and over the period of, estimated net servicing income. The unamortized cost is included in other assets in the accompanying consolidated balance sheet. The servicing rights are periodically evaluated for impairment based on their relative fair value.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value on the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell and is included in other assets. Revenues derived from and costs to maintain the assets and subsequent gains and losses on sales are included in other non-interest income and expense.

Bank Owned Life Insurance

The Corporation invests in Bank Owned Life Insurance (BOLI) with split dollar life provisions. Purchase of BOLI provides life insurance coverage on certain employees with the Corporation being owner and beneficiary of the policies.

Investments in Real Estate Ventures

The Bank is a limited partner in real estate ventures that own and operate affordable residential low-income housing apartment buildings for elderly residents. The investments are accounted for under the effective yield method under the Emerging Issues Task Force (EITF) 94-1, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects". Under the effective yield method, the Bank recognizes tax credits as they are allocated and amortizes the initial cost of the investment to provide a constant effective yield over the period that the tax credits are allocated to the Bank. Under this method, the tax credits allocated, net of any amortization of the investment in the limited partnerships, are recognized in the consolidated statements of income as a component of income tax expense. The amount of tax credits allocated to the Bank were $128,000, $91,000 and $81,000 in 2004, 2003 and 2002, respectively, and the amortization of the investments in the limited partnerships were $92,000, $66,000 and $55,000 in 2004, 2003 and 2002, respectively. The carrying value of the investments as of December 31, 2004, and 2003, was $790,000 and $882,000, respectively, and is carried in Other Assets in the accompanying consolidated balance sheets.

Income Taxes

The provision for income taxes is based on the results of operations, adjusted primarily for tax-exempt income. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. Deferred tax assets and liabilities are determined based on the differences between the consolidated financial statement and income tax bases of assets and liabilities measured by using the enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Deferred tax expense or benefit is based on the difference between deferred tax asset or liability from period to period.

Goodwill, Other Intangible Assets, and Premium Discount

Goodwill resulted from the acquisition of certain fixed and operating assets acquired and deposit liabilities assumed of the branch of another financial institution in Danville, Pennsylvania, in January 2004. Such goodwill represents the excess cost of the acquired assets relative to the assets fair value at the date of acquisition. The Corporation accounts for goodwill pursuant to the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets". SFAS No. 142 includes requirements to test goodwill for impairments rather than to amortize goodwill. The Corporation has tested the goodwill included in its consolidated balance sheet at December 31, 2004, and has determined there was no impairment as of that date.

Intangible assets are comprised of core deposit intangibles and premium discount (negative premium) on acquired certificates of deposit acquired in January 2004 when the Bank assumed deposit accounts of the branch of another financial institution. The core deposit intangible is being amortized over the average life of the deposits acquired as determined by an independent third party. Premium discount (negative premium) on acquired certificates of deposit resulted from the valuation of certificate of deposit accounts by an independent third party which were part of the deposit accounts assumed of the branch by another financial institution. The book value of certificates of deposit acquired was greater than their fair value at the date of acquisition which resulted in a negative premium due to higher cost of the certificates of deposit compared to the cost of similar term financing.

Stock Based Compensation

The Corporation had accounted for stock options and shares issued under the Stock Option Incentive Plan through December 31, 2002 in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Under this method no compensation expense is recognized for stock options when the exercise price equals the fair value of the options at the grant date. Under provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the fair value of a stock option is required to be recognized as compensation expense over the service period (generally the vesting period). As permitted under SFAS No. 123, "Accounting for Stock Based Compensation", the fair value of a stock option is required to be recognized as compensation expense over the service period (generally the vesting period). As permitted under SFAS No. 123 the Corporation had elected to continue to account for its stock option plan in accordance with APB No. 25.

As of the first quarter 2003, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock Based Compensation - Transition and Disclosures - an amendment of FASB Statement No. 123". The Corporation elected to use the "prospective method" of accounting for stock options as allowed by the Standard. Accordingly, compensation expense was recognized in 2004 and 2003 in the amount of $48,000 being the vested portion attributable to stock options granted in 2003 (See Note 20).

Per Share Data

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", requires dual presentation of basic and fully diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding at the end of each period. Diluted earnings per share is calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation's dilutive securities are limited to stock options.

Per share data has been adjusted retroactively for stock splits and stock dividends. The reconciliation of the numerators and denominators of the basis and diluted earnings per share follows:

	Year Ended December 31, 2004		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$ 6,787		
Basic earnings per share:			
Income available to common stockholders	$ 6,787	4,388	$ 1.55
Effect of dilutive securities:			
Stock options		16	
Diluted earnings per share:			
Income available to common stockholders	$ 6,787	4,404	$ 1.54

	Year Ended December 31, 2003		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$ 7,317		
Basic earnings per share:			
Income available to common stockholders	$ 7,317	4,417	$ 1.66
Effect of dilutive securities:			
Stock options		12	
Diluted earnings per share:			
Income available to common stockholders	$ 7,317	4,429	$ 1.65

	Year Ended December 31, 2002		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$ 6,587		
Basic earnings per share:			
Income available to common stockholders	$ 6,587	4,458	$ 1.48
Effect of dilutive securities:			
Stock options		4	
Diluted earnings per share:			
Income available to common stockholders	$ 6,587	4,462	$ 1.48

Cash Flow Information

For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and due from other banks and interest bearing deposits in other banks. The Corporation considers cash classified as interest bearing deposits with other banks as a cash equivalent since they are represented by cash accounts essentially on a demand basis.

Trust Assets and Income

Property held by the Corporation in a fiduciary or agency capacity for its customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation. Trust Department income is generally recognized on a cash basis and is not materially different than if it were reported on an accrual basis.

Recent Accounting Pronouncements

In January 2004, the Financial Accounting Standards Board (FASB) issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which allows companies to recognize or defer recognizing the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003, or Medicare Act, for annual financial statements of fiscal years ending after December 7, 2003. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. These provisions of the Medicare Act affect accounting measurements. This standard does not have impact on the Corporation's consolidated financial condition or results of operations.

In September 2004, the FASB issued Staff Position Emerging Issues Task Force ("EITF") Issue No. 03-01, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which delays the effective date for the measurement and recognition guidance contained in EITF Issue No. 03-01. EITF Issue No. 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and was originally effective for other-than-temporarily impairment evaluations made in reporting periods beginning after June 15, 2004. The delay in the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF Issue No. 03-01 does not suspend the requirement to recognize other-than-temporary impairment as required by existing authoritative literature. The disclosure guidance in paragraphs 21 and 22 of EITF Issue No. 03-01 remains effective. The delay will be superseded concurrent with the final issuance of EITF Issue No. 03-01a, which is expected to provide implementation guidance on matters such as impairment evaluations for declines in value caused by increases in interest rates and/or sector spreads.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions". SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmenetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation's consolidated financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to employees", and its related guidance. SFAS No. 123 (revised 2004) established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. This Statement is effective for public entities that do no file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123 (revised 2004) is not expected to have a material impact on the Corporation's consolidated financial condition or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity" which is generally effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. This Statement establishes new standards for classification, measurement and disclosure of certain types of financial instruments having characteristics of both liabilities and equity, including instruments that are mandatorily redeemable and that embody obligations requiring or permitting settlement by transferring assets or by issuing an entity's own shares. In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statement's under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. This standard does not have any impact on the Corporation's consolidated financial position or results of operations.

In December 2003, the Emerging Issues Task Force (EITF) issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" which is generally effective for fiscal years ending after December 15, 2003 and addresses how to define an "other-than-temporary impairment" as well as its application to investments classified as either "available-for-sale" and "held-to-maturity" under SFAS 115. The EITF requires disclosure of securities in a continuous unrealized loss position to be stratified based on length of time those securities were carried in such a position (less than 12 months and 12 months or more). Additional information is required to be disclosed to include the nature of the investment, the cause of the decline in value and the evidence considered in reaching the conclusions that the investment is not other-than-temporarily impaired. The disclosure is required for fiscal years ending after December 15, 2003. Comparative information for earlier periods is not required.

Advertising Costs

It is the Corporation's policy to expense advertising costs in the period in which they are incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002, was approximately $305,000, $256,000 and $219,000, respectively.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform with presentation used in the 2004 consolidated financial statements. Such reclassifications have no effect on the Corporation's consolidated financial condition or net income.

NOTE 2 — RESTRICTED CASH BALANCES

The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2004, was $904,000, which was satisfied through the restriction of vault cash. In addition, the Bank maintains a clearing balance at the Federal Reserve Bank to offset specific charges for services. At December 31, 2004, the amount of this balance was $700,000.

NOTE 3 — INVESTMENT SECURITIES

The amortized cost, related estimated fair value, and unrealized gains and losses for investment securities classified as "Available-For-Sale" or "Held-to-Maturity" were as follows at December 31, 2004 and 2003:

(Amounts in thousands)	**Available-for-Sale Securities**			
***December 31, 2004*:**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	**$ 105,398**	**$ 552**	**$ 300**	**$ 105,650**
Other	**5,995**	**10**	**19**	**5,986**
Obligations of state and political subdivisions	**83,144**	**3,708**	**259**	**86,593**
Corporate securities	**28,437**	**865**	**-**	**29,302**
Marketable equity securities	**1,417**	**1,278**	**-**	**2,695**
Restricted equity securities	**5,466**	**-**	**-**	**5,466**
Total	**$ 229,857**	**$ 6,413**	**$ 578**	**$ 235,692**

(Amounts in thousands)	**Held-to-Maturity Securities**			
***December 31, 2004*:**	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	**$ 638**	**$ -**	**$ 6**	**$ 632**
Obligations of state and political subdivisions	**2,723**	**9**	**-**	**2,732**
Total	**$ 3,361**	**$ 9**	**$ 6**	**$ 3,364**

(Amounts in thousands)	Available-for-Sale Securities			
December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 94,357	$ 719	$ 629	$ 94,447
Other	5,997	50	8	6,039
Obligations of state and political subdivisions	73,691	5,199	179	78,711
Corporate securities	33,724	2,301	-	36,025
Marketable equity securities	4,653	1,378	377	5,654
Restricted equity securities	5,167	-	-	5,167
Total	$ 217,589	$ 9,647	$ 1,193	$ 226,043

(Amounts in thousands)	Held-to-Maturity Securities			
December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 3,153	$ 3	$ 31	$ 3,125
Obligations of state and political subdivisions	2,076	28	-	2,104
Total	$ 5,229	$ 31	$ 31	$ 5,229

Securities Available-for-Sale with an aggregate fair value of $55,038,000 in 2004 and $52,927,000 in 2003; and securities Held-to-Maturity with an aggregate unamortized cost of $1,638,000 in 2004 and $3,153,000 in 2003, were pledged to secure public funds, trust funds, securities sold under agreements to repurchase, FHLB advances and other balances of $37,224,000 in 2004 and $38,210,000 in 2003 as required by law.

The amortized cost, estimated fair value and weighted average yield of debt securities, by contractual maturity, are shown below at December 31, 2004. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Amounts in thousands)

	December 31, 2004				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Available-For-Sale:					
Within 1 Year:					
Amortized cost	$ -	$ -	$ -	$ -	$13,901
Estimated fair value	-	-	-	-	14,060
Weighted average yield	-	-	-	-	6.20%
1 - 5 Years:					
Amortized cost	21,351	1,108	-	-	-
Estimated fair value	21,308	1,173	-	-	-
Weighted average yield	3.98%	6.01%	-	-	-
5 - 10 Years:					
Amortized cost	11,147	9,487	-	-	14,536
Estimated fair value	11,109	9,899	-	-	15,241
Weighted average yield	4.11%	6.34%	-	-	5.87%
After 10 Years:					
Amortized cost	78,895	72,549	1,417	5,466	-
Estimated fair value	79,219	75,522	2,695	5,466	-
Weighted average yield	4.88%	7.24%	4.69%	2.12%	-
Total:					
Amortized cost	$111,393	$83,144	$1,417	$5,466	$28,437
Estimated fair value	111,636	86,594	2,695	5,466	29,301
Weighted average yield	4.63%	7.13%	4.69%	2.12%	6.03%

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

(Amounts in thousands)

	December 31, 2004				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Held-To-Maturity:					
Within 1 Year:					
Amortized cost	$ -	$ -	$ -	$ -	$ -
Estimated fair value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
1 - 5 Years:					
Amortized cost	-	-	-	-	-
Estimated fair value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
5 - 10 Years:					
Amortized cost	-	1,723	-	-	-
Estimated fair value	-	1,730	-	-	-
Weighted average yield	-	4.91%	-	-	-
After 10 Years:					
Amortized cost	638	1,000	-	-	-
Estimated fair value	632	1,002	-	-	-
Weighted average yield	3.08%	5.88%	-	-	-
Total:					
Amortized cost	$ 638	$2,723	$ -	$ -	$ -
Estimated fair value	632	2,732	-	-	-
Weighted average yield	3.08%	5.27%	-	-	-

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

Restricted equity securities consist of stock in the Federal Home Loan Bank of Pittsburgh (FHLB), Federal Reserve Bank (FRB) and Atlantic Central Bankers Bank (ACBB) and do not have a readily determinable fair value for purposes of SFAS No. 115, because their ownership is restricted and they can be sold back only to the FHLB, FRB, ACBB or to another member institution. Therefore, these securities are classified as restricted equity investment securities, carried at cost, and evaluated for impairment.

There were no aggregate investments with a single issuer (excluding the U.S. Government and its agencies) which exceeded ten percent of consolidated shareholders' equity at December 31, 2004. The quality rating of all obligations of state and political subdivisions are "A" or higher, as rated by Moody's or Standard and Poors. The only exceptions are local issues which are not rated, but are secured by the full faith and credit obligations of the communities that issued these securities. All of the state and political subdivision investments are actively traded in a liquid market.

Proceeds from sale of investments in Available-for-Sale debt and equity securities during 2004, 2003 and 2002 were $68,654,000, $38,223,000 and $46,732,000, respectively. Gross gains realized on these sales were $2,547,000, $735,000 and $574,000, respectively. Gross losses on these sales were $1,410,000, $436,000 and $545,000, respectively.

Proceeds from sale of investments in Held-To-Maturity debt and equity securities during 2004, 2003, and 2002 were $2,199,000, $0, and $0, respectively. Gross gains realized on these sales were $0, $0, and $0, respectively. Gross losses on these sales were $57,000, $0, and $0, respectively.

In accordance with disclosures required by EITF No. 03-1, the summary below shows the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category, that individual securities have been in a continuous unrealized loss position for less than 12 months or more than 12 months as of December 31, 2004 and 2003:

December 31, 2004

	Less Than 12 Months		**12 Months or More**		**Total**	
(Amounts in thousands)	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Direct obligations of the U.S. Government	**$ 4,976**	**$ 19**	**$ -**	**$ -**	**$ 4,976**	**$ 19**
Federal Agency Mortgage Backed Securities	**40,541**	**292**	**1,736**	**14**	**42,277**	**306**
Municipal Bonds	**9,360**	**187**	**1,784**	**72**	**11,144**	**259**
	$ 54,877	**$ 498**	**$ 3,520**	**$ 86**	**$ 58,397**	**$ 584**

December 31, 2003

	Less Than 12 Months		12 Months or More		Total	
(Amounts in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Direct obligations of the U.S. Government	$ 1,002	$ 8	$ -	$ -	$ 1,002	$ 8
Federal Agency Mortgage Backed Securities	56,958	635	1,656	25	58,614	660
Municipal Bonds	3,338	179	-	-	3,338	179
Equity Securities	1,769	107	1,229	270	2,998	377
	$ 63,067	$ 929	$ 2,885	$ 295	$ 65,952	$ 1,224

The Corporation invests in various forms of agency debt including mortgage backed securities and callable debt. The mortgage backed securities are issued by FHLMC (Federal Home Loan Mortgage Corporation) of FNMA (Federal National Mortgage Association). The municipal securities consist of general obligations and revenue bonds. The equity securities consist of FHLMC preferred stocks. The fair market value of the above securities is influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for various types of agency debt. These factors change continuously and therefore the market value of these securities may be higher or lower that the Corporation's carrying value at any measurement date. Management does not believe any of their 57 securities in an unrealized position as of December 31, 2004 represents an other-than-temporary impairment. The Corporation has the ability to hold the securities contained in the above table for a time necessary to recover the cost.

NOTE 4 — LOANS

Major classifications of loans at December 31, 2004 and 2003 consisted of:

(Amounts in thousands)

	2004	2003
Commercial, Financial, and Agricultural	**$ 33,470**	$ 33,890
Tax-exempt	**3,629**	3,930
Real estate mortgage - Held-for-sale	**671**	7,855
Real estate mortgage - Other	**178,472**	161,999
Consumer	**20,823**	25,626
Gross loans	**$ 237,065**	$ 233,300
Add (deduct): Unearned discount	**(3,523)**	(4,436)
Net deferred loan fees and costs	**258**	209
Loans, net of unearned income	**$ 233,800**	$ 229,073

Changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002, were as follows:

(Amounts in thousands)

	2004	2003	2002
Balance, January 1	**$ 3,524**	$ 3,174	$ 2,922
Provision charged to operations	**1,750**	500	550
Loans charged off	**(1,484)**	(198)	(402)
Recoveries	**38**	48	104
Balance, December 31	**$ 3,828**	$ 3,524	$ 3,174

Non-accrual loans at December 31, 2004, 2003 and 2002 were $3,405,000, $735,000 and $458,000, respectively. The gross interest that would have been recorded if these loans had been current in accordance with their original terms and the amounts actually recorded in income were as follows:

(Amounts in thousands)

	2004	2003	2002
Gross interest due under terms	**$253**	$61	$39
Amount included in income	**(113)**	(38)	(19)
Interest income not recognized	**$140**	$23	$20

At December 31, 2004, 2003 and 2002 the recorded investment in loans that are considered to be impaired as defined by SFAS No. 114 was $246,000, $114,000 and $36,000, respectively. No additional charge to operations was required to provide for the impaired loans since the total allowance for loan losses is estimated by management to be adequate to provide for the loan loss allowance required by SFAS No. 114 along with any other potential losses. The average recorded investment in impaired loans during the year ended December 31, 2004, 2003 and 2002 was approximately $370,000, $60,000 and $109,000, respectively.

Loans past-due 90 days or more and still accruing interest were $69,000 at December 31, 2004 and $33,000 at December 31, 2003, as presented in accordance with AICPA Statement of Position 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", effective for fiscal years beginning after December 15, 2001.

At December 31, 2004, there were no significant commitments to lend additional funds with respect to non-accrual and restructured loans.

NOTE 5 — MORTGAGE SERVICING RIGHTS

The mortgage loans sold serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $35,177,000 and $26,809,000 at December 31, 2004 and 2003, respectively. The balances of amortized capitalized mortgage servicing rights, net of valuation allowances, included in other assets at December 31, 2004 and 2003, were $250,000 and $202,000, respectively. A valuation allowance is provided when the carrying amount exceeds fair value determined by using a discount rate of 8% and average lives of generally 3 to 10 years depending on loan rates.

The following summarizes mortgage servicing rights capitalized and amortized along with the aggregate activity in the related valuation allowances:

(Amounts in thousands)

	2004	2003	2002
Balance, January 1	**$ 255**	$ 219	$ 187
Servicing asset additions	**95**	130	75
Amortization	**(53)**	(94)	(43)
Balance, December 31	**$ 297**	$ 255	$ 219
Valuation Allowances:			
Balance, January 1	**$ 53**	$ -	$ -
Additions	**-**	53	-
Reductions	**(6)**	-	-
Writedowns	**-**	-	-
Balance, December 31	**$ 47**	$ 53	$ -
Net Mortgage Servicing Rights	**$ 250**	$ 202	$ 219

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $15,000 and $11,000 at December 31, 2004 and 2003, respectively.

NOTE 6 — PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2004 and 2003 follows:

(Amounts in thousands)

	2004	2003
Land	**$ 1,055**	$ 992
Buildings	**4,472**	2,722
Leasehold improvements	**214**	291
Equipment	**5,164**	4,741
Construction and equipment in progress	**-**	645
	10,905	9,391
Less: Accumulated depreciation	**5,536**	5,233
Total	**$ 5,369**	$ 4,158

Depreciation amounted to $574,000 for 2004, $426,000 for 2003 and $391,000 for 2002.

Construction in progress at December 31, 2004 consisted of costs incurred in the construction of a new branch facility in Scott Township that replaced the existing leased facility in that locale. This new branch facility was opened in April 2004.

NOTE 7 — GOODWILL, OTHER INTANGIBLE ASSETS, AND PREMIUM DISCOUNTS

Goodwill and other intangible assets were comprised of the following at December 31, 2004:

(Amounts in thousands)

	Gross Carrying Amount	Accumulated Amortization/(Accretion)
Unamortized intangible asset:		
Goodwill	$ 1,224	$ -
Amortized intangible assets:		
Core deposit intangible	$ 136	$ 16
Premium discount (negative premium) on acquired certificates of deposit	$ (217)	$ (112)

Amortization expense of the core deposit intangible was $16,000 for the year-ended December 31, 2004 and accretion of the premium discount (negative premium) of the acquired certificates of deposit was $112,000 for the year-ended December 31, 2004.

Estimated amortization/accretion is as follows for the years ending December 31:

(Amounts in thousands)

	Amortization of Core Deposit Intangible	Accretion of Premium Discount (Negative Premium) on Certificates of Deposit
2005	15	(90)
2006	15	(14)
2007	15	1
2008	15	-
2009	15	-

NOTE 8 — DEPOSITS

Major classifications of deposits at December 31, 2004 and 2003 consisted of:

(Amounts in thousands)

	2004	2003
Demand - non-interest bearing	**$ 35,803**	$ 30,052
Demand - interest bearing	**59,984**	61,494
Savings	**70,566**	69,386
Time, $100,000 and over	**37,949**	36,356
Other time	**153,654**	145,732
Total deposits	**$ 357,956**	$ 343,020

The following is a schedule reflecting classification and remaining maturities of time deposits of $100,000 and over at December 31, 2004:

(Amounts in thousands)

2005	$19,577
2006	7,196
2007	6,704
2008	2,689
2009	1,783
	$37,949

Interest expense related to time deposits of $100,000 or more was $1,095,000 in 2004, $1,227,000 in 2003 and $1,375,000 in 2002.

In January 2004, approximately $10,350,000 of deposit accounts were assumed from the branch of another financial institution (See Note 12).

NOTE 9 — SHORT-TERM BORROWINGS

Federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances generally represent overnight or less than 30-day borrowings. U.S. Treasury tax and loan notes for collections made by the Bank are payable on demand. Short-term borrowings consisted of the following at December 31, 2004 and 2003:

(Amounts in thousands)

	2004			
	Ending Balance	**Average Balance**	**Maximum Month End Balance**	**Average Rate**
Federal funds purchased and securities sold under agreements to repurchase	**$ 8,991**	**$ 7,357**	**$ 9,191**	**1.70%**
Federal Home Loan Bank	**5,425**	**2,370**	**8,683**	**1.53%**
U.S. Treasury tax and loan notes	**1,096**	**365**	**1,096**	**1.23%**
Total	**$15,512**	**$10,092**	**$18,970**	**1.49%**

(Amounts in thousands)

	2003			
	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate
Federal funds purchased and securities sold under agreements to repurchase	$ 6,457	$ 6,016	$ 6,761	1.50%
Federal Home Loan Bank	4,575	3,954	18,000	1.23%
U.S. Treasury tax and loan notes	712	468	2,000	.83%
Total	$11,744	$10,438	$26,761	1.19%

NOTE 10 — LONG-TERM BORROWINGS

Long-term borrowings are comprised of advances from the Federal Home Loan Bank (FHLB). Under terms of a blanket agreement, collateral for the loans are secured by certain qualifying assets of the Corporation's banking subsidiary. The principal assets are real estate mortgages with a carrying value of $206,564,000 and certain investment securities with a carrying value of $88,985,000 at December 31, 2004.

A schedule of long-term borrowings by maturity as of December 31, 2004 and 2003 follows:

(Amounts in thousands)

	2004	2003
Due 2004, 1.25% to 1.36%	$ -	$ 3,535
Due 2005, 1.83% to 6.49%	9,375	9,375
Due 2006, 2.46% to 3.12%	8,000	6,500
Due 2007, 3.09% to 3.83%	7,255	3,255
Due 2008, 3.54% to 5.48%	7,030	7,030
Due 2009, 3.87%	2,000	-
Due 2010, 5.45% to 6.76%	15,500	15,500
Due 2011, 3.94% to 5.03%	9,000	9,000
Due 2012, 4.77%	5,000	5,000
Due 2014, 5.41%	3,750	3,750
	$ 66,910	$ 62,945

NOTE 11 — INCOME TAXES

The current and deferred components of the income tax provision (benefit) consisted of the following:

(Amounts in thousands)

	2004	2003	2002
Federal			
Current	$ 1,775	$ 2,066	$ 1,936
Deferred (benefit)	(155)	(114)	(79)
	$ 1,620	$ 1,952	$ 1,857
State			
Current	$ 41	$ -	$ -
Deferred (benefit)	2	(2)	-
	$ 43	$ (2)	$ -
Total provision for income taxes	$ 1,663	$ 1,950	$ 1,857

The following is a reconciliation between the actual provision for federal income taxes and the amount of federal income taxes which would have been provided at the statutory rate of 34%:

(Amounts in thousands)	2004		2003		2002	
	Amount	Rate	Amount	Rate	Amount	Rate
Provision at statutory rate	$ 2,873	34.0%	$ 3,151	34.0%	$ 2,871	34.0%
Tax-exempt income	(1,107)	(13.1)	(1,050)	(11.3)	(995)	(11.8)
Non-deductible expenses	125	1.5	113	1.2	112	1.3
Tax credit from limited partnership						
Less amortization - net	(67)	(.8)	(49)	(.5)	(44)	(.5)
Bank owned life insurance income - net	(152)	(1.8)	(165)	(1.8)	(33)	(.4)
Other, net	(52)	(.6)	(48)	(.5)	(54)	(.6)
Applicable federal income tax and rate	$ 1,620	19.2%	$ 1,952	21.1%	$ 1,857	22.0%

Total federal income tax attributable to realized security gains and losses was $367,000 in 2004, $102,000 in 2003 and $10,000 in 2002.

The deferred tax assets and liabilities resulting from temporary timing differences have been netted to reflect a net deferred tax asset (liability) included in other assets or other liabilities in these consolidated financial statements. The components of the net deferred tax asset (liability) at December 31, 2004, 2003 and 2002, are as follows:

(Amounts in thousands)

	2004	2003	2002
Deferred Tax Assets:			
Allowance for loan losses	**$ 1,154**	$ 1,051	$ 933
Deferred compensation	**258**	203	177
Deferred health benefits	**1**	-	-
Contributions	**-**	-	3
Non-accrual interest	**11**	6	5
Mortgage servicing rights	**16**	8	-
State tax net operating loss	**-**	2	-
Limited partnership	**32**	21	9
Total	**$ 1,472**	$ 1,291	$ 1,127
Deferred Tax Liabilities:			
Loan fees and costs	**$ (204)**	$ (222)	$ (210)
Depreciation	**(279)**	(273)	(250)
Accretion	**(92)**	(121)	(99)
Mortgage servicing rights	**(11)**	-	(10)
Intangibles	**(58)**	-	-
Unrealized investment securities gains	**(2,068)**	(2,965)	(3,453)
Total	**$ (2,712)**	$ (3,581)	$ (4,022)
Net Deferred Tax Asset (Liability)	**$ (1,240)**	$ (2,290)	$ (2,895)

It is anticipated that all deferred tax assets are to be realized and accordingly, no valuation allowance has been provided.

The Corporation and its subsidiary file a consolidated federal income tax return.

NOTE 12 — SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

During the years ended December 31, 2004, 2003 and 2002, cash payments for interest expense and income taxes were as follows:

(Amounts in thousands)

	2004	2003	2002
Interest paid on deposits and other borrowings	**$ 9,994**	$ 10,263	$ 11,456
Income taxes paid	**$ 2,147**	$ 1,768	$ 2,263

The Corporation transferred loans to foreclosed assets held-for-sale in amounts of $0, $128,000 and $30,000 in 2004, 2003 and 2002, respectively.

Non-Cash Investing Activities

In January 2004, the Bank acquired certain property and operating assets and assumed the deposit accounts of the branch of another financial institution located in Danville, Pennsylvania. A summary of the estimated fair values of the assets acquired and the deposit accounts assumed at the date of acquisition were as follows:

(Amounts in thousands)

Assets Acquired:	
Branch real estate and equipment	$ 900
Goodwill and other intangible assets	1,360
Total non-cash assets acquired	$ 2,260
Liabilities Assumed:	
Deposit accounts	$ 10,344
Premium discount (negative premium) on certificates of deposit	217
Total liabilities assumed	$ 10,561
Net cash to be received for excess of liabilities assumed over non-cash assets acquired	$ 8,301
Pre-settlement advance received in December 2003	8,715
Cash paid at closing of acquisition in January 2004	$ 414

NOTE 13 — EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION AGREEMENTS

The Corporation maintains a 401K Plan which has a combined tax qualified savings feature and profit sharing feature for the benefit of its employees. Under the savings feature, the Corporation matches 100% of the employee contribution up to 3% of compensation which amounted to $101,000, $93,000 and $92,000, in 2004, 2003 and 2002, respectively. Under the profit sharing feature, contributions, at the discretion of the Board of Directors are funded currently and amounted to $288,000, $357,000 and $351,000 in 2004, 2003 and 2002, respectively.

The Bank also has non-qualified deferred compensation agreements with three of its officers. These agreements are essentially unsecured promises by the Bank to make monthly payments to the officers over a twenty year period. Payments begin based upon specific criteria — generally, when the officer retires. To account for the cost of payments yet to be made in the future, the Bank recognizes an accrued liability in years prior to when payments begin based on the present value of those future payments. The Bank's accrued liability for these deferred compensation agreements as of December 31, 2004 and 2003, was $760,000 and $598,000, respectively. The related expense for these plans amounted to $167,000, $82,000 and $110,000 in 2004, 2003 and 2002, respectively.

NOTE 14 — LEASE COMMITMENTS CONTINGENCIES AND COMMITMENTS

The Corporation's banking subsidiary currently leases three branch banking facilities, as well as the operations center adjoining the main bank office, under operating leases. Rent expense for the years ended December 31, 2004, 2003 and 2002 was $198,000, $196,000 and $151,000, respectively.

Minimum rental payments required under these operating leases are: 2005 - $142,000, 2006 - $143,000, 2007 - $145,980, 2008 - $128,000, 2009 - $79,000 and thereafter $132,000.

In the normal course of business, there are various pending legal actions and proceedings that are not reflected in the consolidated financial statements. Management does not believe the outcome of these actions and proceedings will have a material effect on the consolidated financial position of the Corporation.

During the third quarter of 2003, the Bank entered into an agreement to acquire certain fixed and operating assets and to assume deposit accounts of the branch of another financial institution located in Danville, Pennsylvania. In December 2003, the Bank received a pre-settlement advance on the acquisition of these branch assets and assumption of deposits in the amount of $8,714,900. In January 2004, the transaction was consummated and the Bank was required to expend approximately $408,000 to complete the acquisition.

NOTE 15 — RELATED PARTY TRANSACTIONS

Certain directors and executive officers of First Keystone Corporation and its Subsidiary and companies in which they are principal owners (i.e., at least 10%) were indebted to the Corporation at December 31, 2004, 2003 and 2002. These loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The loans do not involve more than the normal risk of collectibility nor present other unfavorable features.

A summary of the activity on the related party loans, comprised of 7 directors and 4 executive officers and their related companies consists of the following:

(Amounts in thousands)

	2004	2003	2002
Balance at January 1	**$ 1,597**	$ 2,651	$ 3,005
Additions	**667**	506	1,482
Deductions	**(1,520)**	(1,560)	(1,836)
Balance at December 31	**$ 744**	$ 1,597	$ 2,651

The above loans represent funds drawn and outstanding at the date of the accompanying consolidated financial statement. Commitments by the Bank to related parties on lines of credit and letters of credit for 2004, 2003 and 2002, presented an additional off-balance sheet risk to the extent of undisbursed funds in the amounts of $2,290,000, $2,517,000 and $2,309,000, respectively, on the above loans.

NOTE 16 — REGULATORY MATTERS

Dividends are paid by the Corporation to shareholders which are mainly provided by dividends from the Bank. However, national banking laws place certain restrictions on the amount of cash dividends allowed to be paid by the Bank to the Corporation. Generally, the limitation provides that dividend payments may not exceed the Bank's current year's retained income plus retained net income for the preceding two years. Accordingly, in 2005, without prior regulatory approval, the Bank may declare dividends to the Corporation in the amount of $3,041,000 plus additional amounts equal to the net income earned in 2005 for the period January 1, 2005, through the date of declaration, less any dividends which may have already been paid in 2005. Regulations also limit the amount of loans and advances from the Bank to the Corporation to 10% of consolidated net assets.

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors. Management believes, as of December 31, 2004 and 2003, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set fourth in the table below) of Total and Tier I Capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I Capital (as defined) to Average Assets (as defined).

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, the Bank must maintain minimum Total Risk-Based, Tier I Risked-Based and Tier I Leverage Ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the Bank's category.

(Amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2004:						
Total Capital						
(to Risk Weighted Assets)	**$46,635**	**15.80%**	**$23,618**	**8.00%**	**$29,522**	**10.00%**
Tier I Capital						
(to Risk Weighted Assets)	**42,943**	**14.55%**	**11,809**	**4.00%**	**17,713**	**6.00%**
Tier I Capital						
(to Average Assets)	**42,943**	**8.62%**	**19,921**	**4.00%**	**24,902**	**5.00%**

(Amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital						
(to Risk Weighted Assets)	$44,052	14.34%	$24,576	8.00%	$30,720	10.00%
Tier I Capital						
(to Risk Weighted Assets)	40,528	13.19%	12,288	4.00%	18,432	6.00%
Tier I Capital						
(to Average Assets)	40,528	8.74%	18,556	4.00%	23,196	5.00%

The Corporation's capital ratios are not materially different from those of the Bank.

NOTE 17 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation does not engage in trading activities with respect to any of its financial instruments with off-balance sheet risk.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Corporation may require collateral or other security to support financial instruments with off-balance sheet credit risk.

The contract or notional amounts at December 31, 2004 and 2003 were as follows:

(Amounts in thousands)

	2004	2003
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$ 22,363**	$ 25,204
Financial standby letters of credit	**$ 1,760**	$ 2,924
Performance standby letters of credit	**$ 265**	$ 656

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee payment to a third party when a customer either fails to repay an obligation or fails to perform some non-financial obligation. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation may hold collateral to support standby letters of credit for which collateral is deemed necessary.

The Corporation grants commercial, agricultural, real estate mortgage and consumer loans to customers primarily in the counties of Columbia, Luzerne and Montour, Pennsylvania. The concentrations of credit by type of loan are set forth in Note 4, "Loans". It is management's opinion that the loan portfolio was well balanced and diversified at December 31, 2004, to the extent necessary to avoid any significant concentration of credit risk. However, its debtors ability to honor their contracts may be influenced by the region's economy.

NOTE 18 — COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows:

(Amounts in thousands)

	Years Ended December 31,		
	2004	2003	2002
Unrealized holding gains (losses) on Available-for-Sale investment securities	**$ (3,756)**	$ (1,843)	$ 8,879
Less reclassification adjustment for gains realized in income	**1,137**	299	29
Change in unrealized gains (losses) before tax effect	**$ (2,619)**	$ (1,544)	$ 8,850
Tax effects	**(897)**	(489)	3,021
Net change in unrealized gains (losses)	**$ (1,722)**	$ (1,055)	$ 5,829

NOTE 19 — STOCKHOLDERS' EQUITY

On June 25, 2002, the Board of Directors declared a 5% stock dividend payable August 6, 2002, to shareholders of record July 16, 2002. A total of 141,453 shares were issued as a result of this stock dividend, with a total value transferred from retained earnings of $3,112,000, including cash in lieu of fractional shares.

On April 13, 2004 the Board of Directors declared a 3 for 2 stock split in the form of a 50% stock dividend payable to shareholders of record April 27, 2004 and distributed May 11, 2004. A total of 1,462,366 shares were issued as a result of this stock dividend, with a total value transferred from retained earnings of $2,928,000, including cash in lieu of fractional shares.

The Corporation also offers to its shareholders a Dividend Reinvestment and Stock Purchase Plan. First Keystone Corporation is authorized to issue up to 100,000 shares of its common stock under the plan. The plan provides First Keystone shareholders a convenient and economical way to purchase additional shares of common stock by reinvesting dividends. A plan participant can elect full dividend reinvestment or partial dividend reinvestment provided at least 25 shares are enrolled in the plan. In addition, plan participants may make additional voluntary cash purchases of common stock under the plan of not less than $100 per calendar quarter or more than $2,500 in any calendar quarter.

Shares of First Keystone common stock are purchased for the plan either in the open market by an independent broker on behalf of the plan, directly from First Keystone as original issue shares, or through negotiated transactions. A combination of the previous methods could also occur.

Participation in this plan by shareholders began in 2001. Shares transferred under this dividend reinvestment and stock purchase plan were as follows:

Year	Number of Shares
2001	3,260
2002	7,747
2003	8,000
2004	13,932

NOTE 20 — STOCK OPTIONS

On February 10, 1998, the Board of Directors adopted a stock option incentive plan and reserved 100,000 shares of common stock for issuance under the plan for certain employees of the Bank. Under the Plan, options are granted at fair market value and the time period during which any option granted may be exercised may not commence before six months or continue beyond the expiration of ten years after the option is awarded.

The Corporation had accounted for its stock option plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". No stock-based employee compensation cost is reflected in consolidated net income for the years ended December 31, 2002 and 2001, as all options under the stock option incentive plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003 the Corporation adopted prospectively to all employee awards granted, modified or settled after January 1, 2003 the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" following the guidelines provided by FASB Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure- An Amendment of FASB Statement No. 123". Awards under the Corporation's stock option incentive plan vest over a period of six months. Therefore, the cost related to the stock-based employee compensation included in the determination of consolidated net income for the year ended December 31, 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of FASB Statement No. 123. The following table illustrates the effect on consolidated net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards each period.

(Amounts in thousands, except per share data)

	2004	2003	2002
Net income as reported	**$ 6,787**	$ 7,317	$ 6,587
Add: stock-based employee compensation expense included in reported net income net of related tax effect	**48**	48	-
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(48)**	(76)	(27)
Pro forma net income	**$ 6,787**	$ 7,289	$ 6,560
Earnings Per Share:			
Basic- As Reported	**$ 1.55**	$ 1.66	$ 1.48
Basic- Pro Forma	**$ 1.55**	$ 1.65	$ 1.47
Diluted- As Reported	**$ 1.54**	$ 1.65	$ 1.48
Diluted- Pro Forma	**$ 1.54**	$ 1.65	$ 1.47

The fair value of each option grant is estimated on the date of grant using the Binomial Option Pricing Model derived from the Black-Scholes Option Pricing Model with the following weighed-average assumptions used for options granted in 2003 and 2002, respectively (no options were granted in 2004): dividend yield of 2.89% and 3.58%; expected volatility of 22.70% and 28.00%; risk-free interest rate of 4.24% and 3.69%; and an expected life of 10 years and 10 years.

Information about stock options outstanding at December 31, 2004, is summarized as follows:

	2004		2003		2002	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Balance at January 1	**47,450**	$27.13	46,068	$23.93	34,750	$25.23
Granted	-	-	11,000	33.25	12,750	23.75
Granted due to stock dividend	**23,539**	16.77	-	-	1,568	24.00
Exercised	**(4,336)**	15.12	(8,568)	17.60	(1,000)	17.00
Forfeited	-	-	(1,050)	28.45	(2,000)	29.88
Balance at December 31	**66,653**	$18.29	47,450	$27.13	46,068	$23.93
Exercisable at December 31	**66,653**	$18.29	36,450	$25.29	33,318	$24.00
Weighted average fair value of options granted during the year				$ 8.75		$ 6.55

Under the terms of the stock option incentive plan, the stock options including amendments as to price and terms were adjusted for the stock dividend in 2004 and 2002 (See Note 19).

Exercise prices of options outstanding as of December 31, 2004, ranged from $10.79 to $22.17 per share. The weighted average remaining contracted life is approximately 6 years.

The following table summarizes information concerning the 1998 Employee Stock Option Plan at December 31, 2004.

	Options Outstanding			Options Exercisable	
Year	Number Outstanding*	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1998	14,558	3.75	$21.27	14,558	$21.27
1999	14,738	4.75	16.67	14,738	16.67
2000	6,382	5.75	10.79	6,382	10.79
2002	14,475	7.75	15.83	14,475	15.83
2003	16,500	8.75	22.17	16,500	22.17
	66,653	6.27	$18.29	66,653	$18.29

*As adjusted for stock dividend noted above.

NOTE 21 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Due From Banks, Short-Term Investments, Accrued Interest Receivable and Accrued Interest Payable

The fair values are equal to the current carrying values.

Investment Securities

Fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for categories of loans with similar financial characteristics. Loans were segregated by type such as commercial, tax-exempt, real estate mortgages and consumer. For estimation purposes each loan category was further segmented into fixed and adjustable rate interest terms and also into performing and non-performing classifications.

The fair value of each category of performing loans is calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Fair value for non-performing loans is based on management's estimate of future cash flows discounted using a rate commensurate with the risk associated with the estimated future cash flows. The assumptions used by management are judgmentally determined using specific borrower information.

Cash Surrender Value of Bank Owned Life Insurance

Fair value is equal to the cash surrender value of life insurance policies.

Deposits

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as Demand Deposits, Savings Accounts and Money Market Accounts is equal to the amount payable on demand at December 31, 2004 and 2003.

Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term and Long-Term Borrowings

The fair values of short-term and long-term borrowings are estimated using discounted cash flow analyses based on the Corporation's incremental borrowing rate for similar instruments.

Commitments to Extend Credit and Standby Letters of Credit

Management estimates that there are no material differences between the notional amount and the estimated fair value of those off-balance sheet items since they are primarily composed of unfunded loan commitments which are generally priced at market at the time of funding.

At December 31, 2004 and 2003, the carrying values and estimated fair values of financial instruments of the Corporation are presented in the table below:

(Amounts in thousands)	**2004**		2003	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS:				
Cash and due from banks	**$ 6,150**	**$ 6,150**	$ 5,913	$ 5,913
Short-term investments	**36**	**36**	28	28
Investment securities	**239,053**	**243,017**	231,272	228,617
Net loans	**229,972**	**229,528**	225,549	228,195
Accrued interest receivable	**2,727**	**2,727**	2,871	2,871
Cash Surrender Value of Life Insurance	**11,033**	**11,033**	10,587	10,587
FINANCIAL LIABILITIES:				
Deposits	**357,956**	**355,442**	343,020	345,209
Short-term borrowings	**15,512**	**15,602**	11,744	11,741
Long-term borrowings	**66,910**	**70,471**	62,945	69,358
Accrued interest payable	**936**	**936**	890	890
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:				
Commitments to extend credit		**22,363**		25,204
Financial standby letters of credit		**1,760**		2,924
Performance standby letters of credit		**265**		656

NOTE 22 — PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for First Keystone Corporation (parent company only) was as follows:

BALANCE SHEETS
(Amounts in thousands)

	December 31	
	2004	2003
ASSETS		
Cash in subsidiary bank	**$ 4,173**	$ 3,617
Investment in subsidiary bank	**47,199**	45,595
Investment in other equity securities	**2,695**	2,655
Prepayments and other assets	**460**	6
Advance to subsidiary bank	**-**	39
TOTAL ASSETS	**$ 54,527**	$51,912
LIABILITIES		
Accrued expenses and other liabilities	**$ 569**	$ 561
Advance from subsidiary bank	**646**	-
TOTAL LIABILITIES	**$ 1,215**	$ 561
STOCKHOLDERS' EQUITY		
Preferred stock	**$ -**	$ -
Common stock	**9,079**	6,154
Surplus	**12,505**	12,535
Retained earnings	**32,469**	31,828
Accumulated other comprehensive income	**3,767**	5,489
Treasury stock, at cost	**(4,508)**	(4,655)
TOTAL STOCKHOLDERS' EQUITY	**$ 53,312**	$51,351
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 54,527**	$51,912

STATEMENTS OF INCOME
(Amounts in thousands)

	Year Ended December 31		
	2004	2003	2002
INCOME			
Dividends from Subsidiary Bank	**$ 3,225**	$ 7,510	$ 2,758
Dividends - other	**63**	58	54
Securities gains	**459**	-	17
Interest	**30**	20	8
TOTAL INCOME	**$ 3,777**	$ 7,588	$ 2,837
Operating Expenses	**83**	52	42
Income Before Taxes and Equity in Undistributed Net Income of Subsidiary	**$ 3,694**	$ 7,536	$ 2,795
Income tax expense (benefit)	**173**	(6)	-
Income Before Equity in Undistributed Net Income of Subsidiary	**$ 3,521**	$ 7,542	$ 2,795
Equity in (excess of) Undistributed Net Income of Subsidiary	**3,266**	(225)	3,792
NET INCOME	**$ 6,787**	$ 7,317	$ 6,587

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	**$ 6,787**	$ 7,317	$ 6,587
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax (benefit)	**1**	-	-
Securities gains	**(459)**	-	(17)
Distributions in excess of (equity in undistributed) net income of subsidiary	**(3,266)**	226	(3,792)
(Increase) decrease in prepaid expenses and other assets	**(454)**	234	(239)
(Increase) decrease in advanced receivable from subsidiary bank, net of stock option expense due from subsidiary bank	**87**	9	126
Increase (decrease) in advances payable to subsidiary bank	**646**	(247)	247
Increase (decrease) in accrued expenses and other liabilities	**47**	(263)	121
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 3,389**	$ 7,276	$ 3,033
INVESTING ACTIVITIES			
Purchase of equity securities	**$ (499)**	$ (99)	$ (37)
Proceeds from sale of equity securities	**818**	-	105
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**$ 319**	$ (99)	$ 68
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	**$ -**	$ 52	$ -
Proceeds from sale of treasury stock	**69**	151	17
Acquisition of treasury stock	**-**	(1,374)	(504)
Cash dividends paid	**(3,218)**	(2,884)	(2,525)
Dividends paid in lieu of fractional shares	**(3)**	-	(5)
NET CASH (USED IN) BY FINANCING ACTIVITIES	**$ (3,152)**	$ (4,055)	$ (3,017)
INCREASE IN CASH AND CASH EQUIVALENTS	**$ 556**	$ 3,122	$ 84
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,617**	495	411
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 4,173**	$ 3,617	$ 495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that First Keystone Corporation and Subsidiary maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that First Keystone Corporation and Subsidiary maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, First Keystone Corporation and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004 and our report dated January 24, 2005 expressed an unqualified opinion on those consolidated financial statements.



J. H. Williams & Co., LLP

Kingston, Pennsylvania
January 24, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Management of First Keystone Corporation (the "Corporation"), with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Securities Exchange Act Rules 13a-15, as amended, as of December 31, 2004. Based upon such evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Corporation's disclosure controls and procedures are effective. Furthermore, it confirmed our ability to record, process, summarize, and report information required to be disclosed in the reports we file and submit to the Securities and Exchange Commission.

Management's Report on Internal Control Over Financial Reporting

The management of First Keystone Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Corporation's internal control over financial reporting are supported by written policies that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipt and expenditures of the Corporation are being made only in accordance with authorization of the Corporation's management and Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of First Keystone Corporation assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment we believe that, as of December 31, 2004, the Corporation's internal control over financial reporting is effective based on those criteria.

First Keystone Corporation's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on our assessment of, and the effective operation of, the Corporation's internal control over financial reporting as of December 31, 2004. This report appears on page 60.

Changes in Internal Controls

The Corporation made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of the controls by the Chief Executive and Chief Financial Officers.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information under the captions "Information As To Directors and Nominees" and "Principal Officers of the Bank and the Corporation" appearing on pages 8, 9, 10, 11, 12, and 22, respectively, is incorporated here by reference to First Keystone Corporation's proxy statement for its 2005 annual meeting of shareholders scheduled for April 19, 2005. The information under the caption "Section 16(A) Beneficial Ownership Reporting Compliance" is as follows:

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, *as amended*, requires the Corporation's officers and directors, and persons who own more than 10% of the registered class of the corporation's equity securities, to file reports of ownership of the corporation's common stock and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the corporation with copies of all Section 16(a) forms they file.

Based solely on its review of copies of Section 16(a) forms received by it, or written representations from reporting persons that no Forms 5 were required for those persons, the corporation believes that during the period January 1, 2004, through December 31, 2004, its officers, directors and reporting shareholders were in compliance with all filing requirements applicable to them.

CODE OF ETHICS

The Corporation has adopted a Directors and Senior Management Code of Ethical Conduct, which applies to all members of the Board of Directors and to senior officers of the Corporation. It can be found on the Investor Relations section of our website at www.firstkeystonecorporation.com.

ITEM 11. EXECUTIVE COMPENSATION

The information under the caption "Executive Compensation" appearing on pages 14 through 20 are incorporated here by reference to First Keystone Corporation's proxy statement for its 2005 annual meeting of shareholders scheduled for April 19, 2005.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information under the caption "Share Ownership" appearing on page 10 is incorporated here by reference to First Keystone Corporation's proxy statement for its 2005 annual meeting of shareholders scheduled for April 19, 2005.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information under the caption "Transactions With Directors and Executive Officers" appearing on pages 18 and 19 are incorporated here by reference to First Keystone Corporation's proxy statement for its 2005 annual meeting of shareholders scheduled for April 19, 2005.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the caption "Report of the Audit Committee" appearing on pages 12, 13, and 14 are incorporated here by reference of First Keystone Corporation's proxy statement for its 2005 annual meeting of shareholders scheduled for April 19, 2005.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors.

These services may include audit services, audit related services, tax services, and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case by case basis. For each proposed service, the independent auditor is required to provide a detailed engagement letter.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

The following consolidated financial statements are included in Part II, Item 8, of this Report:

First Keystone Corporation and Subsidiary.

2. Financial Statement Schedules

Financial statements schedules are omitted because the required information is either not applicable, not required, or is shown in the financial statements or in their notes.

3. Exhibits

(b) The Corporation filed the following report on Form 8-K during the last quarter of the year ended December 31, 2004:

Date of Report	Item	Description
October 29, 2004	2.02	Press release of First Keystone Corporation dated October 29, 2004, announcing earnings for the quarter ending September 30, 2004.
November 29, 2004	8.01	Press release of First Keystone Corporation dated November 29, 2004, announcing declaration of increased fourth quarter dividend.

Exhibits required by Item 601 of Regulation S:

Exhibit Number Referred to Item 601 of Regulation S-K	Description of Exhibit
3i	Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3(i) to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2001).
3ii	By-Laws, as amended (Incorporated by reference to Exhibit 3(ii) to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2001).
10.1	Supplemental Employee Retirement Plan (Incorporated by reference to Exhibit 10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
10.2	Management Incentive Compensation Plan (Incorporated by reference to Exhibit 10 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2001).
10.3	Profit Sharing Plan (Incorporated by reference to Exhibit 10 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2001).
10.4	First Keystone Corporation 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10 to Registrant's Report on Form 10-Q for the quarter ended September 30, 2001).
14	Code of Ethics (Incorporated by reference to Exhibit 14 to Registrant's Report on Form 10-K for fiscal year ended December 31, 2003).
21	List of Subsidiaries of the Corporation.
23	Consent of Independent Auditors.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32.1	Section 1350 Certification of Chief Executive Officer.
32.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST KEYSTONE CORPORATION
(Registrant)

By:



J. Gerald Bazewicz
President and Chief Executive Officer

Date: March 8, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:



John L. Coates
Secretary and Director

Date: March 8, 2005

By:



J. Gerald Bazewicz
President, Chief Executive
Officer and Director
(Chief Executive Officer
and Principal Financial Officer)

Date: March 8, 2005

By: 

John E. Arndt
Director

Date: March 8, 2005

By: 

Budd L. Beyer
Director

Date: March 8, 2005

By: 

Don E. Bower
Director

Date: March 8, 2005

By:

Robert E. Bull
Chairman of the Board
and Director

Date: March 8, 2005

By:

Dudley P. Cooley
Director

Date: March 8, 2005

By: 

Frederick E. Crispin, Jr.
Director

Date: March 8, 2005

By:

Jerome F. Fabian
Director

Date: March 8, 2005

By: 

David R. Saracino
Treasurer and Assistant Secretary
(Chief Financial Officer and
Principal Accounting Officer)

Date: March 8, 2005

By: 

Robert J. Wise
Vice Chairman of the Board
and Director

Date: March 8, 2005

EXHIBIT 21

LIST OF SUBSIDIARIES OF THE ISSUER

Direct Subsidiary:	The First National Bank of Berwick, chartered under the laws of the United States of America, a national banking association.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION:

We consent to the use of our reports dated January 24, 2005, with respect to the consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2004, and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports are included herein.



J. H. Williams & Co., LLP

January 24, 2005
Kingston, Pennsylvania

EXHIBIT 31.1

CERTIFICATION

I, J. Gerald Bazewicz, President and Chief Executive Officer, certify, that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2004, of First Keystone Corporation.

2. Based on my knowledge, the quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) intentionally omitted;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based upon such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.



J. Gerald Bazewicz
President and Chief Executive Officer

Date: March 8, 2005

EXHIBIT 31.2

CERTIFICATION

I, David R. Saracino, Treasurer and Chief Financial Officer, certify, that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2004, of First Keystone Corporation.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) intentionally omitted;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based upon such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.



David R. Saracino
Treasurer and Chief Financial Officer

Date: March 8, 2005

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10K of First Keystone Corporation (the "Corporation") for the period ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, J. Gerald Bazewicz, President and CEO, certify, pursuant to 18 U.S.C. Section 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the Report.



J. Gerald Bazewicz
President and CEO

Date: March 8, 2005

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10K of First Keystone Corporation (the "Corporation") for the period ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, David R. Saracino, Treasurer and CFO, certify, pursuant to 18 U.S.C. Section 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the Report.



David R. Saracino
Treasurer and CFO

Date: March 8, 2005



First National
BANK of BERWICK

Yesterday's Traditions.
Tomorrow's Vision.

The First National Bank of Berwick is a locally-owned community bank with a philosophy firmly focused on maintaining our respect for tradition and service while providing our customers with the most current and innovative banking tools available. This belief in melding the best of the past, present and future can be seen in our logo, which expresses forward momentum in the dynamic curves of a contemporary letter "B." Our philosophy is carried out every day by our dedicated, friendly and talented team members, who adhere to the motto: **"Yesterday's Traditions. Tomorrow's Vision."**